   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 2, 1999

                                                      REGISTRATION NO. 333-81443
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          ---------------------------

                          TELEMATE.NET SOFTWARE, INC.
             (Exact Name of Registrant as Specified in its Charter)

                GEORGIA                                   7372                                  58-1656726
    (State or other Jurisdiction of           (Primary Standard Industrial                   (I.R.S. Employer
    Incorporation or Organization)             Classification Code Number)                Identification Number)

                          ---------------------------

                      4250 PERIMETER PARK SOUTH, SUITE 200
                             ATLANTA, GEORGIA 30341
                                 (770) 936-3700
               (Address, Including Zip Code and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                          ---------------------------

                                RICHARD L. MAURO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          TELEMATE.NET SOFTWARE, INC.
                      4250 PERIMETER PARK SOUTH, SUITE 200
                             ATLANTA, GEORGIA 30341
                                 (770) 936-3700
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                          ---------------------------

                                   COPIES TO:

              JOHN C. YATES, ESQ.
            LAUREN Z. BURNHAM, ESQ.                          IRA A. GREENSTEIN, ESQ.
              JOHN A. EARLES, ESQ.                          JERROLD M. RAPAPORT, ESQ.
        MORRIS, MANNING & MARTIN, L.L.P.                     MORRISON & FOERSTER LLP
         1600 ATLANTA FINANCIAL CENTER                     1290 AVENUE OF THE AMERICAS
           3343 PEACHTREE ROAD, N.E.                         NEW YORK, NEW YORK 10104
             ATLANTA, GEORGIA 30326                               (212) 468-8000
                 (404) 233-7000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 1999


                                3,500,000 SHARES

                               TELEMATE.NET LOGO

                                  COMMON STOCK

     This is an initial public offering of common stock by Telemate.Net Software, Inc. Of the 3,500,000 shares of common stock being sold in this offering, we are selling 3,284,000 shares and the selling shareholders are selling 216,000 shares. We will not receive any of the proceeds from the sale of shares by the selling shareholders. The estimated initial public offering price is between $12.00 and $14.00 per share.

     We have applied to have the common stock approved for quotation on the Nasdaq Stock Market under the symbol "TMNT."

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                                          PER
                                                         SHARE        TOTAL
                                                         ------    -----------
Initial public offering price..........................  $         $
Underwriting discounts.................................  $         $
Proceeds to us, before expenses........................  $         $
Proceeds to the selling shareholders...................  $         $

     The underwriters have an option for a period of 30 days to purchase a maximum of 525,000 additional shares to cover over-allotments of shares. If this option is exercised, the first 100,000 shares will be sold by selling shareholders and the remainder will be sold by us.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
SOUNDVIEW TECHNOLOGY GROUP
                              J.C. BRADFORD & CO.
                                                   THE ROBINSON-HUMPHREY COMPANY
                Prospectus dated                         , 1999

[ARTWORK DEPICTED IN PROSPECTUS]



1. Inside front page portrays the following:



     Graphic with heading "Challenges of Internet Integration" includes a globe labeled "An Internet Enabled Enterprise" The globe is surrounded by five circles and connected with lines to each of the circles. The top circle is labeled "Chief Executive Officer" and includes the questions "How are my employees using the Internet and our voice network?," "How can I assure its productive use?" and "What are my legal exposures?" The circle at the upper right is labeled "Marketing" and includes the questions "Who is going to my web site" and "How do I maximize payback from my web site?" The circle at the lower right is labeled "Sales" and includes the questions "How many sales calls are being made?" and "How productive is my sales force?" The circle at the lower left is labeled "Finance" and includes the questions "How can I allocate costs or bill users?" and "How do I manage spiraling network expenses?" The circle at the upper right is labeled "Information Technology" and includes the questions "Who is using up all our bandwidth?," "Who is entering my network?," "Where are they going?" and "Is my network secure?"



2. Inside front page gate-fold portrays the following:



     Graphic with heading "Providing network intelligence for the Internet economy" features the Telemate.Net Software logo. To the left of the logo is a half circle labeled "Data Sources" that includes graphics depicting and subheadings labeling "Firewalls/Proxy Server," "Intrusion Detection," "Web Server," "PBX/VoIP," and "VPN." An arrow labeled "Retrieve Data" leads from the "Data Sources" half circle to the Telemate.Net logo. An arrow labeled "Network Intelligence" leads from the Telemate.Net logo to five sets of data reports. The set of reports at the top right is labeled "Optimize Bandwidth Resources" and features reports labeled "Protocol Summary" and "Access Frequency Analysis by Hour." The set of reports at the top left is labeled "Control and Recover Network Costs" and features a report labeled "Internet Utilization Cost Summary by User." The set of reports at the center left is labeled "Improve Employee Productivity" and features reports labeled "Internet Activity Overview by Department," and "Total Volume Internet Activity by Destination Category." The set of reports at the bottom left is labeled "Enhance Network Security" and features a report labeled "Internet Security Violations by Hour." The set of reports labeled "Integrated Network Intelligence" features reports labeled "Integrated Most Frequent Outbound Activities" and "Integrated Activity Overview by User." An arrow labeled "Refine Strategies and Policies" leads from the five sets of data reports back to the "Data Sources" half circle. A list at the right is headed "Management Information Users" and includes bullet points labeled "Chief Executive Officer," "Chief Financial Officer," "Information Technology," "Human Resources," "Sales," "Marketing," and "Webmaster."



3. Inside back page portrays the following:



     Graphic with heading "Telemate.Net" and text stating "Telemate.Net Software, Inc. provides software that enables businesses to monitor, analyze and manage the use of both their Internet and voice networks. Our Telemate.Net products enable businesses to optimize network utilization; increase employee productivity; improve network security, enhance electronic commerce; and control, allocate and recover network costs by translating network usage data into meaningful management reports." The text appears on a background featuring a globe overlayed with report data. Another globe overlayed with report data is in the foreground. The globe in the foreground also features several rings of light connecting locations on the globe.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    4
Forward-looking Statements............   10
Use of Proceeds.......................   11
Dividend Policy.......................   11
Dilution..............................   12
Capitalization........................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15



                                        PAGE
                                        ----
Business..............................   26
Management............................   36
Related Party Transactions............   43
Principal and Selling Shareholders....   44
Description of Capital Stock..........   46
Shares Eligible for Future Sale.......   48
Underwriting..........................   50
Legal Matters.........................   52
Experts...............................   52
Additional Information................   52
Index to Financial Statements.........  F-1


                          ---------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                          ---------------------------

     Telemate(R) and Telemate.Net(R) are registered trademarks of Telemate.Net Software, Inc. This prospectus also includes registered and unregistered trademarks, service marks, trade names and references to intellectual property owned by other companies. All trademarks, service marks and trade names appearing herein that do not relate to our products and services are the property of their respective holders. Without limiting the foregoing, Microsoft(R) and SQL Server(TM) are trademarks of Microsoft Corporation.
                             ---------------------

                     DEALER PROSPECTUS DELIVERY REQUIREMENT

     UNTIL                     , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY


     This summary highlights only selected information contained elsewhere in this prospectus. Before making an investment decision, you should read the entire prospectus and the attached financial statements and related notes. Unless otherwise noted, all information in this prospectus, including share and per share information, reflects a three-for-one stock split, in the form of a stock dividend paid to the shareholders of record on September 2, 1999. Also unless otherwise noted, the information in this prospectus assumes the conversion of all outstanding shares of our Series A Preferred Stock into 900,000 shares of common stock concurrently with the completion of this offering and assumes the underwriters will not exercise their over-allotment option.


                                  OUR BUSINESS


     Telemate.Net Software, Inc. provides software that enables businesses to monitor, analyze and manage the use of both their Internet and voice networks. Our Telemate.Net products enable businesses to rapidly extract the large amount of network usage data collected by devices within their communications networks and translate this data into meaningful management reports. We believe our patent-pending Telemate.Net software is the first product to integrate both Internet usage management and call accounting capabilities.


     Our Telemate.Net integrated network usage management product combines call accounting and Internet usage management. Our call accounting products collect, analyze and report on usage data from Private Branch Exchanges, or PBXs, which are telephone systems within a company that switch calls between company users on local telephone lines while allowing users to share a certain number of external telephone lines. Our Internet usage management products collect, analyze and report on usage data from a variety of network devices including:


     - firewalls, which control the flow of data between an internal network and outside networks or the Internet;



     - proxy servers, which act as an intermediary between a workstation user and the Internet; and



     - intrusion detection software and devices, which monitor external access of a company's network.


We are currently developing products for additional network devices including:


     - web servers, which connect users to the Internet's worldwide web and deliver the files that form web pages;



     - e-mail servers;



     - VoIP devices, which manage the delivery of voice communications over the Internet; and



     - devices used in Virtual Private Networks, or VPNs, which are private data networks that make use of the public telecommunication infrastructure.


     Our products enable businesses to optimize network utilization; increase employee productivity; improve network security; enhance electronic commerce; and control, allocate and recover network costs. By using our products:

     - information technology managers can monitor network usage, resolve network bottlenecks and be alerted to security breaches

     - financial officers can manage and allocate network costs

     - human resources managers can monitor compliance with network use policies and detect improper use of the network

     - sales managers can measure productivity of Internet and telephone-based sales activities

     - marketing managers can analyze the effectiveness of Internet marketing campaigns

     We sell our products through a combination of direct sales, resellers and distributors. We have installed our products in over 14,000 customer sites. Our customers represent most major commercial, industrial and service categories, and include Arthur Andersen, AT&T Wireless Services, BellSouth Business Systems, Cox Communications, Eastman Kodak, Ericsson, Georgia-Pacific, Merck, Philip Morris, PricewaterhouseCoopers, Sears Roebuck, Tommy Hilfiger and the U.S. Army.



     Prior to 1997, our products only addressed businesses' call accounting requirements. In 1996, our management decided to invest the cash flow from our call accounting business in the development of an integrated network usage management solution. In mid-1997, we introduced our Internet usage management solution, and in November 1998, we introduced our integrated network usage management product. In the year ended December 31, 1998 and the six months ended June 30, 1999, our call accounting revenue was $9.3 million and $4.4 million, respectively, and our Internet/integrated revenue was $1.1 million and $1.0 million, respectively. The refocusing of our business on our Internet/integrated product line resulted in operating losses of $1.2 million in the year ended December 31, 1998 and $464,000 in the six months ended June 30, 1999. We anticipate that we will incur additional losses in the near term due to planned expenditures on sales, marketing and product development.


     We incorporated in Georgia as Complementary Solutions, Inc. in 1986 and changed our name to Telemate Software, Inc. in 1995. We changed our name to Telemate.Net Software, Inc. in 1999. Our executive offices are located at 4250 Perimeter Park South, Suite 200, Atlanta, Georgia 30341, and our telephone number is (770) 936-3700.

                                  THE OFFERING


Common stock offered by us...................  3,284,000 shares

Common stock offered by selling
  shareholders...............................  216,000 shares

Common stock to be outstanding
  after the offering.........................  7,075,844 shares

Use of proceeds..............................  For the repayment of indebtedness, working capital and other general corporate purposes,
                                               including increasing our sales and marketing
                                               and product development activities.

Proposed Nasdaq Stock Market symbol..........  TMNT

                             SUMMARY FINANCIAL DATA


     This table summarizes our financial data for the periods indicated. The financial information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 has been derived from our unaudited financial information. The June 30, 1999 financial statements exclude 3,609,770 shares of common stock issuable upon the exercise of options outstanding at August 31, 1999 under the Telemate.Net Stock Incentive Plan and 1999 Stock Incentive Plan at a weighted average exercise price of $2.67 per share, the exercise of redeemable stock purchase warrants and the conversion of Series A redeemable convertible preferred stock. Pro forma net income (loss) is actual net income adjusted for pro forma income taxes as though we were a C corporation.


                                                                                  SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                  JUNE 30,
                                       ------------------------------------   -------------------------
                                          1996         1997         1998         1998          1999
                                       ----------   ----------   ----------   -----------   -----------
                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue:
     Product revenue.................  $    3,785   $    4,890   $    5,450   $    2,566    $    2,807
     Service revenue.................       3,114        4,058        4,932        2,458         2,616
                                       ----------   ----------   ----------   ----------    ----------
  Total revenue......................       6,899        8,948       10,382        5,024         5,423
  Gross profit.......................       5,564        7,159        8,185        3,965         4,160
  Operating income (loss)............         121           19       (1,199)        (674)         (464)
  Net income (loss)..................  $      136   $       38   $   (1,306)  $     (716)   $   (1,276)
                                       ==========   ==========   ==========   ==========    ==========
  Basic net income (loss) per
     share...........................  $     0.04   $     0.01   $    (0.40)  $    (0.22)   $    (0.40)
                                       ==========   ==========   ==========   ==========    ==========
  Diluted net income (loss) per
     share...........................  $     0.04   $     0.01   $    (0.40)  $    (0.22)   $    (0.40)
                                       ==========   ==========   ==========   ==========    ==========
  Basic weighted average shares
     outstanding.....................   3,201,744    3,261,813    3,261,813    3,261,813     3,218,520
                                       ==========   ==========   ==========   ==========    ==========
  Diluted weighted average shares
     outstanding.....................   3,434,403    3,732,768    3,261,813    3,261,813     3,218,520
                                       ==========   ==========   ==========   ==========    ==========
  Pro forma net income (loss)........  $       38   $       42   $   (1,319)  $     (723)   $   (1,263)
                                       ==========   ==========   ==========   ==========    ==========
  Pro forma net income (loss) per
     share:
  Basic..............................  $     0.01   $     0.01   $    (0.40)  $    (0.22)   $    (0.39)
                                       ==========   ==========   ==========   ==========    ==========
  Diluted............................  $     0.01   $     0.01   $    (0.40)  $    (0.22)   $    (0.39)
                                       ==========   ==========   ==========   ==========    ==========

     The following table is a summary of our balance sheet data. Pro forma information is presented to give effect to:

     - the issuance of 900,000 shares of common stock issuable upon conversion of Series A Preferred Stock concurrently with the completion of the offering; and


     - the reclassification of the redeemable stock purchase warrant to additional paid-in capital upon completion of the offering.


Pro forma as adjusted information is presented to give effect to the sale by us of the 3,284,000 shares of common stock offered hereby at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds.

                                                                   AS OF JUNE 30, 1999
                                                              ------------------------------
                                                                         PRO      PRO FORMA
                                                              ACTUAL    FORMA    AS ADJUSTED
                                                              -------   ------   -----------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 2,351   $2,351     $40,305
  Working capital (deficit).................................     (133)    (133)     37,821
  Total assets..............................................    6,416    6,416      44,370
  Long-term liabilities.....................................    1,787      929          --
  Total shareholders' equity (deficit)......................   (6,737)      70      38,953

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully read and consider the following risk factors before investing in our common stock.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE.

     During our operating history, we have experienced quarterly fluctuations in our operating results, and we expect this trend to continue. These fluctuations are caused by several factors described below and elsewhere in this "Risk Factors" section, many of which are beyond our control. Factors that affect our operating results include:

- the timing and release of new products or    - the timing of shipment and installation of
  enhancements                                   products ordered
- unexpected delays in introducing new         - delays of purchases of our products by
  products or enhancements                     customers who anticipate the release of a new
                                                 product or enhancement
- delays of purchases of new technology by     - the amount and timing of our sales and
  customers who are directing their resources    marketing, product development, or
  to resolve year 2000 issues                    administrative expenses

     Due to these factors, we believe that quarter to quarter comparisons of our operating results may not be meaningful. Therefore, you should not rely on the results of one quarter as an indication of our future performance. Furthermore, we plan to increase our operating expenses to expand our sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden professional services and support, and improve operational and financial systems. Failure of our revenue to increase along with these expenses could create fluctuations in our quarterly results of operations.

WE HAVE RECENTLY EXPERIENCED LOSSES, AND WE EXPECT TO INCUR LOSSES IN THE NEAR TERM.


     We experienced a net loss of approximately $1.3 million, or 12.6% of our total revenue, in the year ended December 31, 1998. At June 30, 1999, we had an accumulated deficit of $7.1 million. Our recent history of losses began as a result of our shift from developing and marketing call accounting products only to also developing and marketing an Internet usage management solution. We anticipate that planned expenditures on sales, marketing and product development will result in additional losses in the near term. Future expenditures on sales, marketing and product development will be driven primarily by our ability to achieve our targeted revenue goals, and such expenditures could range from $6.0 million to $23.0 million within the next 18 months. We are not certain when we will regain profitability. Even if we do regain profitability, we may not sustain or increase profitability on a quarterly or annual basis.


WE HAVE DERIVED LIMITED REVENUES FROM OUR INTERNET AND INTEGRATED PRODUCTS TO DATE, AND WE MAY NOT BE SUCCESSFUL IN ACHIEVING SUBSTANTIAL REVENUE FROM THESE PRODUCTS.


     We released the initial version of our Internet usage management product in May 1997. Our initial Internet usage management product extracted usage data from a limited number of Internet devices. In November 1998 we released our integrated product that extracts usage data from multiple Internet devices and voice network devices. For the year ended December 31, 1998 and the six months ended June 30, 1999, we derived revenue of $1.1 million and $987,000, respectively, from sales of our Internet and integrated products. However, we also incurred significant costs in the development of these products and expect to incur significant costs related to further sales, distribution and development of our Internet and integrated products in the near term. We cannot guarantee that our Internet and integrated products will achieve broad market acceptance and generate substantial revenue.

OUR SUCCESS DEPENDS ON CONTINUED ACCEPTANCE AND GROWTH OF THE INTERNET.

     Sales of our Internet usage management solutions depend on the continued acceptance and growth of the Internet. Because the Internet has only recently become a viable medium for commerce and communications, demand and market acceptance for Internet-related products are subject to high levels of uncertainty and risk. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. The Internet infrastructure may not be able to support the demands placed on it by this continued growth. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and such outages and delays could adversely affect the Internet usage of organizations utilizing our solutions. Additionally, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased governmental regulation. Moreover, critical issues concerning the commercial use of the Internet remain unresolved and may negatively affect the growth of Internet use and the attractiveness of commerce and communication on the Internet. If critical issues concerning the commercial use of the Internet are not resolved in our favor, if the necessary infrastructure and complementary products are not developed, or if the Internet does not become a viable commercial marketplace, the demand for our Internet usage management solutions could be significantly reduced, which would have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO CONTINUE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES THAT PROVIDE SIMILAR PRODUCTS.

     We currently compete with providers of Internet management software, including WebTrends, the SecureIT division of VeriSign, Elron Software, Talley Systems and Sequel Technology and providers of call accounting software, including IntegraTrak, ISI, MicroTel, Switchview, Telco Research, Verimark, Xiox and Xtend. The market in which we compete is intensely competitive, increasingly subject to rapid changes, and significantly affected by new product introductions and other activities of market participants. In addition, the market is highly fragmented, and our competitors vary depending upon the segment of the market that our network usage management solutions address.

     In addition to current competition from producers of network usage management solutions, in the future we may experience competition from vendors of network devices, such as AXENT Technologies, Inc., Check Point Software Technologies Ltd., Cisco Systems, Inc., Lucent Technologies, Inc., Microsoft Corporation, Netscape Communications Corp., Nortel Networks Corporation, Siemens Corporation and others, that could bundle network usage management solutions with their network products. The bundling of competing products with network devices could make it more difficult for us to market our products or render our products obsolete. Even if the functionality, ease of use, and performance of the products included with network devices is inferior to that of our products, a significant number of customers may elect to accept these products instead of purchasing additional software from us. In addition, we believe that additional competitors will continue to enter the market as the size and visibility of the market opportunity increases. These new market entrants may include traditional system and network management software developers.

     We also face competition from Internet management service providers, such as consulting firms, web design firms, Internet audit firms, site management vendors, Internet service providers and independent software vendors. These service providers may use our solutions, our competitors' solutions or custom-developed solutions to provide network usage management for their customers who otherwise would have been sale opportunities for us. In addition, certain larger potential customers may rely on their IT departments to internally develop Internet usage management solutions.

     Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, and substantially greater financial, technical, marketing, distribution, service, support and other resources than we have. As a result, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. Our inability to develop products that are technologically competitive, responsive to customer needs and competitively priced could have a material adverse effect on our business, results of operations and financial condition.

WE MUST INCREASE BRAND AWARENESS OF OUR PRODUCT TO REMAIN COMPETITIVE.

     Due in part to the emerging nature of the market for Internet usage management solutions and the substantial resources available to many of our competitors, we may have limited time to achieve and maintain a significant market share. Developing and maintaining awareness of the Telemate.Net brand name is critical to achieving widespread acceptance of our network usage management and reporting solutions. Furthermore, the importance of brand recognition will increase as competition in the market for our products increases. Successfully promoting and positioning the Telemate.Net brand will depend largely on the effectiveness of our marketing efforts and our ability to develop reliable and useful products at competitive prices. Therefore, we plan to increase our financial commitment to create and maintain brand awareness among potential customers. If we fail to successfully promote our brand name or if we incur significantly greater expenses than planned in promoting and maintaining our brand name, it could have a material adverse effect on our business, results of operations, and financial condition.

IF WE DO NOT CONTINUE TO EXPAND THE DISTRIBUTION OF OUR PRODUCTS THROUGH DIRECT AND INDIRECT SALES CHANNELS, OUR OPERATING RESULTS WILL SUFFER.

     In order to increase our market share and revenue, we will need to expand our direct and indirect sales operations and channels of distribution. We have a broad base of customers, most of whom license a limited number of our products. To improve our results of operations, we must increase our base of customers and the number of products that each customer licenses. This may require an increasingly sophisticated sales effort. In order to achieve increased sales, we plan to hire additional sales personnel. Any new hires will require training and take time to achieve full productivity. We may not be able to hire enough qualified individuals when needed, or at all. Failure to do so could have a material adverse effect on our business, results of operations, and financial condition.

     Our future success also depends upon our ability to expand our relationships with domestic and international distributors, value-added resellers, systems integrators, on-line and other resellers, Internet service providers and original equipment manufacturers to build our indirect sales channels. We currently maintain non-exclusive relationships with leading networking and network security vendors that help market and distribute our products, but we do not have written agreements with most of these companies. We must also continue to expand and maintain our non-exclusive relationships with key hardware and software vendors, distributors and resellers. We may not be successful in these efforts. Moreover, because we do not have written agreements with most of these parties, we cannot guarantee that these relationships will continue at all or on terms acceptable to us.

IF OUR SOFTWARE CONTAINS DEFECTS, OUR SALES ARE LIKELY TO SUFFER AND WE MAY BE EXPOSED TO LEGAL CLAIMS.

     Our products and product enhancements are very complex and may from time to time contain defects or result in failures that we did not detect or anticipate when introducing such products or enhancements to the market. In addition, the computer and Internet environments in which our products are used are characterized by a wide variety of standard and non-standard configurations and by errors, failures and bugs in third-party platforms that can impede proper operation of our products. Despite our testing, defects may still be discovered in some new products or enhancements after the products or enhancements are delivered to customers. The occurrence of these defects could result in:

     - product returns;

     - adverse publicity;

     - loss of or delays in market acceptance of our products;

     - delays or cessation of service to our customers; or

     - legal claims by customers against us.

     Our end-user licenses contain provisions that limit our exposure to legal claims, but these provisions may not be enforceable in all jurisdictions. Additionally, we maintain limited products liability insurance. To the extent that our contractual limitations are unenforceable or such claims are not covered by insurance, a successful products liability claim could have a material adverse effect on our business, results of operations and financial condition.

OUR BUSINESS IS DEPENDENT ON OUR CHIEF EXECUTIVE OFFICER AND PRESIDENT.

     Our success depends largely upon the continued services of our Chief Executive Officer and President, Richard L. Mauro. We cannot guarantee that Mr. Mauro will continue to remain an employee. We are in the process of acquiring insurance on the life of Mr. Mauro, but there can be no assurance that the proceeds of this insurance would be adequate to compensate us for the loss of his services.

IF WE FAIL TO HIRE AND RETAIN ADDITIONAL PERSONNEL, WE WILL BE UNABLE TO GROW OUR BUSINESS.


     We intend to hire a significant number of additional sales, support, marketing and development personnel. Our future success depends on our ability to attract and retain highly qualified personnel in these areas. In the past three years, our employee turnover rate has been between 20% and 30%. Moreover, the competition for qualified personnel in the computer software and Internet markets is intense, and we may be unable to attract, assimilate or retain additional highly qualified personnel in the future. This could have a material adverse effect on our business, results of operations and financial condition.


WE MUST EFFECTIVELY MANAGE THE GROWTH OF OUR BUSINESS TO BE SUCCESSFUL.


     We are rapidly expanding our operations. In particular, we have expanded our sales and marketing departments by 15 persons, or 37%, since 1998 in an effort to increase revenue growth. We have also expanded our services and support staff by 8 persons, or 21%, since 1998. We expect this expansion to continue at an accelerated rate. This expansion has placed a significant strain on our management and on our operational and financial resources, which we expect will continue. If we are unable to manage our growth effectively, our business could be materially and adversely affected. To successfully manage our future growth, we will need to upgrade our resources and systems as well as expand our employee base. Our future performance will depend, in part, on our ability to effectively integrate our newly-hired executive officers into our management team. We cannot be certain that our management, operational and financial resources will be adequate to support our future operations.


INFRINGEMENT OR DUPLICATION OF OUR PROPRIETARY TECHNOLOGY COULD HARM OUR
BUSINESS.

     We currently rely on a combination of patent, trademark, service mark, trade dress, copyright and trade secret laws, as well as confidentiality provisions and contractual provisions to protect our proprietary technology. However, we cannot guarantee that third parties will not infringe or duplicate this technology and offer competing products that are substantially similar to ours.


     We currently have registered trademarks in Telemate and Telemate.Net and one patent application pending on our Telemate.Net integrated network usage management product. We cannot guarantee that this application or any future applications to protect our intellectual property will not be rejected. Even if they are not rejected, trademark, patent, copyright and trade secret protection may not be effective or available in every country in which our products are distributed or made available through the Internet. Despite taking steps to protect our rights, third parties could infringe or misappropriate our proprietary rights. Also, most protections do not preclude competitors from independently developing products with functionality or features substantially equivalent or superior to our products. Any infringement, misappropriation or third-party development could have a material adverse effect on our business, results of operations and financial condition.


     In the future, litigation may be necessary to enforce and protect our trade secrets, copyrights and other intellectual property rights. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Litigation, regardless of its outcome, would divert management resources, be expensive and may not effectively protect our intellectual property.

OUR BUSINESS COULD BE HARMED IF WE ARE SUBJECTED TO INFRINGEMENT CLAIMS BROUGHT BY THIRD PARTIES.

     In addition to the technology we have developed internally, we also use code libraries developed and maintained by Greenleaf Software, Stingray Software and Microsoft and have acquired or licensed technologies from other companies. Our integrated network management solutions are built around an embedded Microsoft SQL 7.0 database and Seagate Software, Inc.'s custom report writing tool. Our internally developed technology, the code libraries or the technology we acquired or licensed may infringe on a third party's intellectual property rights, and such third parties may bring claims against us. Such claims and any resulting litigation could subject us to significant liability for damages and invalidate our proprietary rights. Any infringement claims against us could also force us to do one or more of the following:

     - cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     - obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all; or

     - redesign those products or services that incorporate the disputed technology.

Any of these results could have a material adverse effect on our business, results of operations and financial condition.

OUR PRODUCTS COULD BE TAMPERED WITH AND RENDERED INEFFECTIVE BY COMPUTER
HACKERS.

     Because our products access a wide range of information relating to our customers' businesses, computer hackers may attempt to infiltrate our software systems to obtain sensitive data and information regarding our customers. In addition, some of our products monitor network security. There is a risk that those products will be targets of attacks by computer hackers who create bugs or viruses or otherwise breach the security of those products in an attempt to sabotage their functionality. Although we know of no material infiltration of our products by hackers to date, our Internet usage products are new and we cannot guarantee that we will be able to respond to such attacks in a timely or effective manner. Any failure to do so could result in claims against us and make it difficult for us to market and sell our products.

GOVERNMENT REGULATION COULD INCREASE THE COSTS OF DOING BUSINESS ON THE INTERNET AND NEGATIVELY AFFECT SALES OF OUR PRODUCTS.

     As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. Such laws and regulations could affect the network usage management activities of our customers. Regulation, if imposed, is likely to be in the areas of user privacy, pricing, content, and quality of products and services. Taxation of Internet use, or other charges imposed by government agencies or by private organizations for accessing the Internet, may also be imposed. Furthermore, any regulation imposing fees for Internet use could result in a decline in the use of the Internet and the viability of Internet commerce, which could have a material adverse effect on our business, results of operations and financial condition.

WE MAY FACE CLAIMS AND A DECLINE IN MARKET ACCEPTANCE FOR OUR PRODUCTS AS A RESULT OF YEAR 2000 PROBLEMS.

     Many installed computer systems and software products are designed to accept and process year codes with only two digits in their date fields. These systems and products may not operate properly when required to distinguish dates occurring on or after January 1, 2000 from dates in the 1900's. We believe our currently marketed network usage management products will function properly with respect to dates in the year 2000 and thereafter. Nonetheless, we have not tested our products in every possible computer environment, and therefore some of our products may not be fully year 2000 compliant in every environment due to interaction with third-party products. The DOS versions of our products, some of which remain in use, are not year 2000 compliant. We do not currently sell these products, and we will not provide maintenance support for these products after December 31, 1999. We are attempting to notify the approximately 4,800 known users of older products that we no longer sell or support that these products generally are not year 2000 compliant and that we have no plans to make them year 2000 compliant. We cannot guarantee that we will be able to contact all such users. In addition, there can be no guarantee that these customers will not singly or as a group attempt to force modification of our software or take other action against us. Although we do not believe any such action would be successful, the body of law governing year 2000 compliance is unsettled. We have identified a number of customers whose maintenance contracts on some of our discontinued products run past the year 2000. Although these products are not year 2000 compliant, we are currently working with these customers to provide alternate arrangements for the continued operation of their systems.



     Failure of our products to be year 2000 compliant could result in significant decreases in market acceptance of our products and legal liability. We are aware of one reseller that has continued to support products containing an older, non-compliant version of one of our products. To the extent that other resellers have embedded older versions of our products in their products, we cannot guarantee that such resellers are taking measures to replace their older products with newer versions that are year 2000 compliant. Any failure by resellers to replace their older products with year 2000 compliant products could result in claims being brought against us. Moreover, any claims brought against us, regardless of their success, would likely be time-consuming and expensive to defend, would divert management time and attention and could result in adverse publicity. As a result, any such decline in market acceptance for our products or litigation relating to our products caused by year 2000 problems could have a material adverse effect on our business, results of operations, and financial condition.



     In addition to our software products, we have completed our review of our internal computer programs and systems and believe that our computer systems are or will be year 2000 compliant in a timely manner. However, if we or our suppliers, vendors, or major distributors and partners fail to correct year 2000 problems, such failure could result in an interruption in, or a failure of, any of our business activities or operations. However, we cannot guarantee year 2000 compliance of third parties, and we have no contingency plan for critical failures of third-party products that we use in our internal operations and business. In addition, aside from the possibility of establishing relationships with alternative suppliers or vendors, we do not currently anticipate having to develop a contingency plan for handling any year 2000 problems that are not detected or corrected prior to their occurrence. Any failure to correct year 2000 problems could have a material adverse effect on our business, results of operations and financial condition.



OUR CHARTER DOCUMENTS AND GEORGIA LAW MAY PREVENT OR DELAY A FUTURE MERGER OR ACQUISITION, THUS LOWERING OUR STOCK PRICE OR PREVENTING OUR SHAREHOLDERS FROM REALIZING A PREMIUM OVER OUR STOCK PRICE.


     Our Articles of Incorporation and Bylaws may have the effect of delaying, preventing or making a merger or acquisition less desirable to a potential acquirer, even where shareholders may consider the acquisition or merger favorable. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the shareholders. Any such issuance may materially adversely affect the market price of our common stock and the voting rights of the holders of our common stock. The issuance of our preferred stock may also result in the loss of voting control by the holders of our common stock to the holders of our preferred stock. In addition, provisions of the Georgia Business Corporation Code also may delay, prevent or discourage someone from acquiring or merging with us. The prevention or delay of a merger or acquisition could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

FUTURE SALES OF COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.


     Sales of a substantial number of shares of our common stock in the public market following this offering could adversely affect the market price of our common stock. After this offering, 7,075,844 shares of our common stock will be outstanding. All 3,500,000 shares sold in this offering will be freely tradable unless held by our affiliates or by persons subject to other contractual or legal restrictions on resale. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements signed by the holder and will be available for sale in the public market as follows:


     - no restricted shares will be eligible for sale as of the date of this prospectus;


     - approximately 2,463,813 restricted shares will be eligible for sale 180 days after the date of this prospectus upon the expiration of lock-up agreements with the underwriters; and



     - approximately 1,112,031 restricted shares will become eligible for sale thereafter at various times upon the expiration of their respective holding periods and if otherwise in accordance with the provisions of Rule 144 of the Securities Act of 1933.



     SoundView Technology Group, Inc. may, in its sole discretion and at any time without prior notice, release all or any portion of the common stock subject to lock-up agreements. See "Shares Eligible for Future Sale" and "Underwriting" on pages 48 and 50, respectively, for a more detailed discussion.


                           FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business." They include statements concerning:

     - our growth and operating strategy       - our financing plans
     - liquidity and capital expenditures      - trends in our industry
     - use of proceeds of the offering         - trends in government regulation

     You can identify these statements by forward-looking words such as "may," "will," "plans," "expects," "intends," "anticipates," "estimates" or similar words. You should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the section entitled "Risk Factors," that could cause the actual results to differ materially from those suggested by the forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 3,284,000 shares of common stock offered by us in this offering will be approximately $39.0 million, assuming an initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. We will not receive any proceeds from the sale of common stock by the selling shareholders. We will use the proceeds from this offering as follows:

                                                                 ESTIMATED AMOUNT
                                                                 ----------------
                                                                   (IN MILLIONS)
Payments on our outstanding indebtedness....................           $ 1.0
Working capital and other general corporate purposes........            38.0
                                                                       -----
          Total.............................................           $39.0

     On March 27, 1998, we borrowed $1.0 million, primarily to fund product development, under a Loan Agreement with Sirrom Investments, Inc. The interest rate on the loan is 14.0% per year. As of July 15, 1999, the aggregate outstanding balance under the loan was $1,000,000, which includes an unaccreted discount of $70,528. The loan must be paid in full not later than March 27, 2003.

     Net proceeds from the sale of the common stock that are added to our working capital may be used in a variety of ways, including:

     - increasing our sales and marketing activities;

     - increasing our product development activities; and

     - pursuing strategic acquisitions and relationships.

     We currently have no specific agreements, commitments or understandings with respect to any acquisition. Management will have broad discretion in the allocation of net proceeds from the offering. The amounts we actually use for each purpose may vary significantly depending upon various factors, including economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have historically made distributions to our shareholders related to our S corporation status and the resulting tax payment obligations imposed on our shareholders, including a total of $270,000 since January 1, 1997. Effective June 16, 1999, we converted from an S corporation into a C corporation. We do not intend to declare or pay cash dividends in the foreseeable future. Our management anticipates that all our earnings and other cash resources, if any, will be retained by us for investment in our business.

                                    DILUTION

     As of June 30, 1999, our pro forma net tangible book value was approximately $70,000, or $0.02 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total pro forma tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to (a) the automatic conversion of Series A Preferred Stock outstanding at June 30, 1999 to 900,000 shares of common stock upon completion of the offering and (b) the reclassification of a warrant to purchase common stock to additional paid in capital upon completion of the offering. After giving effect to the sale by us of the 3,284,000 shares of common stock offered hereby at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom, after deducting the underwriting discount and estimated offering expenses, our pro forma adjusted net tangible book value at June 30, 1999 would have been approximately $39.0 million, or $5.61 per share of common stock. This represents an immediate increase in such net tangible book value of $5.59 per share to existing shareholders and an immediate decrease in net tangible book value of $7.39 per share to new investors. The following table illustrates this unaudited per share dilution to new investors:

Assumed initial public offering price per share.............          $13.00
  Pro forma net book value per share as of June 30, 1999....  $0.02
  Increase in net book value per share attributable to new
     investors..............................................   5.59
Adjusted net book value per share after the offering........            5.61
                                                                      ------
Dilution per share to new investors.........................          $ 7.39
                                                                      ======

     The following table sets forth on a pro forma basis, as of June 30, 1999, the number of shares of common stock previously issued by us, the total consideration reflected in our accounts, net of amounts paid to redeem shares of common stock, and the average price per share to the existing shareholders and new investors, assuming the sale by us of 3,284,000 shares of common stock at an assumed initial public offering price of $13.00 per share, and before deducting the estimated underwriting discounts and commissions and offering expenses:

                                  SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                --------------------    ----------------------      PRICE
                                 NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                ---------    -------    -----------    -------    ---------
Existing shareholders.........  3,654,813      52.7%    $ 2,822,866       6.2%     $ 0.77
New investors.................  3,284,000      47.3      42,692,000      93.8       13.00
                                ---------     -----     -----------     -----
          Total...............  6,938,813     100.0%    $45,514,866     100.0%
                                =========     =====     ===========     =====


     Sales by the selling shareholders in the offering will cause the pro forma percentage of shares held by the existing shareholders, as of June 30, 1999, to be approximately 49.6% of the common stock to be outstanding after the offering and will increase the number of shares to be purchased by new shareholders to approximately 50.4% of the total number of shares of common stock to be outstanding after the offering. Assuming full exercise of the underwriters' over-allotment option, the pro forma percentage of shares held by existing shareholders, as of June 30, 1999, would be 45.3% of the total number of shares of common stock to be outstanding after the offering, and the number of shares held by new shareholders would be increased to 4,025,000 shares, or 54.7% of the total number of shares of common stock to be outstanding after the offering.



     As of August 31, 1999, there were outstanding options to acquire approximately 3,609,770 shares of common stock at exercise prices ranging from $0.73 to $11.50 per share and a weighted average exercise price of $2.67 per share and a warrant to purchase approximately 122,000 shares (subject to increase) of common stock at an exercise price of $0.003 per share. The exercise of these options and the warrant will have the effect of increasing the net tangible book value dilution of new investors in this offering.

                                 CAPITALIZATION

     The following table sets forth at June 30, 1999:

(a) our actual capitalization;

(b) our pro forma capitalization reflecting:

     - the conversion of the Series A Preferred Stock to 900,000 shares of common stock; and


     - the reclassification of a redeemable stock purchase warrant to additional paid-in capital, which will occur concurrently with this offering, including an additional charge for interest expense of $(775,000) that would have been recognized if the offering had been consummated at June 30, 1999 at an assumed offering price of $13.00 due to changes in the fair market values used in computing the warrant valuation; and


(c) our pro forma as adjusted capitalization reflects our pro forma capitalization as adjusted to give effect to:

     - the issuance and sale by us of the 3,284,000 shares of common stock offered hereby at an assumed offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses; and

     - the application of the estimated net proceeds.

This table should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus.

     The actual share numbers as presented exclude:


     - 3,900,000 shares of common stock presently reserved for issuance upon exercise of options granted under the Telemate Software, Inc. Stock Incentive Plan, of which options to purchase 3,364,770 shares were outstanding as of August 31, 1999 at a weighted average exercise price of $2.03 per share;



     - 1,000,000 shares of common stock reserved for issuance upon exercise of options granted under the Telemate.Net Software, Inc. 1999 Stock Incentive Plan, of which 245,000 options were outstanding as of August 31, 1999 at a weighted average exercise price of $11.50 per share; and


     - The exercise of a warrant to purchase approximately 122,000 shares (subject to increase) of common stock at an exercise price of $0.003 per share.


                                                                    AS OF JUNE 30, 1999
                                                          ---------------------------------------
                                                                                       PRO FORMA
                                                            ACTUAL       PRO FORMA    AS ADJUSTED
                                                          -----------   -----------   -----------
Long-term debt..........................................  $   929,472   $   929,472   $        --
Redeemable stock purchase warrant.......................      857,428            --            --
Series A Preferred Stock, par value $.01 per share,
  liquidation value $6,030,000, stated at current
  redemption value, 300,000 shares designated, issued
  and outstanding, no shares issued and outstanding pro
  forma and pro forma as adjusted.......................    5,950,000            --            --
Shareholders' equity (deficit):
  Preferred stock, $.01 par value; 19,700,000 shares
     authorized and undesignated, none issued...........           --            --            --
  Common stock, $.01 par value; 100,000,000 shares
     authorized, 2,754,813 shares issued and 3,654,813
     shares issued, pro forma; and 6,938,813 shares
     issued pro forma as adjusted.......................       27,548        36,548        69,388
  Additional paid-in capital............................      499,250     8,072,678    46,993,398
  Retained earnings (accumulated deficit)...............   (7,134,438)   (7,909,438)   (7,979,966)
  Notes receivable and accrued interest from
     shareholders.......................................     (129,665)     (129,665)     (129,665)
                                                          -----------   -----------   -----------
          Total shareholders' equity (deficit)..........   (6,737,305)       70,123    38,953,155
                                                          -----------   -----------   -----------
               Total capitalization.....................  $   999,595   $   999,595   $38,953,155
                                                          ===========   ===========   ===========

                            SELECTED FINANCIAL DATA

     The selected financial data of Telemate.Net set forth below for each of the three years ended December 31, 1996, 1997 and 1998, and the balance sheet data as of December 31, 1996, 1997 and 1998, are derived from, and are qualified by reference to, our audited financial statements included elsewhere in the prospectus. The financial information for the years ended December 31, 1994 and 1995 are derived from our unaudited financial statements. The financial information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 has been derived from our unaudited financial information. In the opinion of management, the unaudited financial information has been prepared on a basis consistent with the annual audited financial statements that appear elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the financial position and results of operations for these unaudited years. Historical results are not necessarily indicative of results to be expected in the future.


                                                                                                             SIX MONTHS
                                                         YEAR ENDED DECEMBER 31,                           ENDED JUNE 30,
                                      --------------------------------------------------------------   -----------------------
                                         1994         1995         1996         1997         1998         1998         1999
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue...................  $    3,196   $    3,750   $    3,785   $    4,890   $    5,450   $    2,566   $    2,807
  Service revenue...................       1,858        2,549        3,114        4,058        4,932        2,458        2,616
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total revenue...............       5,054        6,299        6,899        8,948       10,382        5,024        5,423
Cost of revenue:
  Product costs.....................         532          609          574          736          923          432          555
  Service costs.....................         395          514          761        1,053        1,274          627          708
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total cost of revenue.......         927        1,123        1,335        1,789        2,197        1,059        1,263
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Gross profit........................       4,127        5,176        5,564        7,159        8,185        3,965        4,160
Operating expenses:
  Research and development..........         351          480          603        1,387        1,845          881          759
  Sales and marketing...............       1,535        2,120        2,979        3,522        4,613        2,235        2,175
  General and administrative........       1,330        1,526        1,861        2,231        2,926        1,523        1,690
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total operating expenses....       3,216        4,126        5,443        7,140        9,384        4,639        4,624
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss).............         911        1,050          121           19       (1,199)        (674)        (464)
Interest income (expense):
  Increase in redeemable stock
    purchase warrant................          --           --           --           --           --           --         (734)
  Other interest income (expense)...          15           26           15           19         (107)         (42)         (78)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total interest income
          (expense).................          15           26           15           19         (107)         (42)        (812)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)...................  $      926   $    1,076   $      136   $       38   $   (1,306)  $     (716)  $   (1,276)
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic net income (loss) per share...  $     0.31   $     0.34   $     0.04   $     0.01   $     (.40)  $    (0.22)  $    (0.40)
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted net income (loss) per
  share.............................  $     0.31   $     0.34   $     0.04   $     0.01   $     (.40)  $    (0.22)  $    (0.40)
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average shares outstanding
  Basic.............................   3,000,000    3,156,150    3,201,744    3,261,813    3,261,813    3,261,813    3,218,520
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Diluted...........................   3,000,000    3,156,150    3,434,403    3,732,768    3,261,813    3,261,813    3,218,520
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
Pro forma provision for (benefit
  from) income taxes................         364          412           98           (4)          13            7          (13)
Pro forma net income (loss).........  $      562   $      664   $       38   $       42   $   (1,319)  $     (723)  $   (1,263)
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
Pro forma net income (loss) per
  share
  Basic.............................  $     0.19   $     0.21   $     0.01   $     0.01   $    (0.40)  $    (0.22)  $    (0.39)
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Diluted...........................  $     0.19   $     0.21   $     0.01   $     0.01   $    (0.40)  $    (0.22)  $    (0.39)
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========


                                                                            AS OF DECEMBER 31,                   AS OF
                                                              ----------------------------------------------   JUNE 30,
                                                               1994      1995     1996      1997      1998       1999
                                                              -------   ------   -------   -------   -------   ---------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   455   $  818   $   245   $    78   $    46    $ 2,351
Working capital (deficit)...................................     (411)    (449)   (1,429)   (1,472)   (1,726)      (133)
Total assets................................................    1,907    2,273     2,186     2,582     2,675      6,416
Long-term liabilities.......................................       31       12        --        --     1,032      1,787
Total shareholders' equity (deficit)........................     (200)    (163)     (686)     (743)   (2,065)    (6,737)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     Telemate.Net provides integrated network usage management solutions. From our inception in 1986, through 1996, we focused exclusively on providing call accounting software solutions. By the early 1990s, we had emerged as a call accounting market leader by evolving our product line to meet the functionality and price performance requirements of our customers. In 1996, seeking to capitalize on the opportunity the Internet would present, we began researching and developing an Internet usage management solution. In May 1997, we released the initial version of our Internet usage management solution, which we believe was the first such product on the market. In May 1998, we began shipping our latest generation of Internet usage management software. In November 1998, we introduced our integrated network usage management products, which can be used by our customers for Internet usage management only, call accounting only, or a combination of both.



     In 1996, our management decided to invest the cash flow from our call accounting business in the development of an Internet usage management solution. Our focus on developing an Internet product included sacrificing potential profits and borrowing $1.0 million in 1998. The refocusing of our business resulted in reduced call accounting revenue growth. From 1996 through 1998, average annual call accounting revenue growth was 17%, which is significantly lower than the call accounting revenue growth from 1990 through 1995. We believe the investments we have made have positioned us for future growth in the emerging integrated network usage management market.



     Our revenue consists of product and service revenue. Our product revenue is derived primarily from licensing our software products. We also resell complementary hardware, which accounted for less than 10% of our total revenue in 1998. In 1998, we had orders ranging from an order for the basic QuickView product for $995 to a multi-site order for our Enterprise product for approximately $150,000. Service revenue consists of fees paid for support services and professional services. Support service revenue consists of fees paid for maintenance services and product updates. Maintenance services include diagnosis and correction of errors in the product and telephone consultation to discuss general support questions. Product updates include error correction, minor enhancements to the product models purchased, and periodic updates to tariff information for call accounting products. Professional services include installation, training and custom report generation. Substantially all of our license agreements are perpetual. Support agreements are typically for a term of one year and renew automatically upon payment of an annual maintenance fee by the customer. This support fee typically represents 20% of the current list price of the products licensed.


     We recognize revenue from software licenses in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition and Statement of Position 98-4, Deferral of the Effective Date of a Provision of SOP 97-2. Revenue derived from software license fees and hardware is recognized upon shipment. Revenue derived from software support services primarily involves annual contracts and is recognized ratably over the service period. Revenue related to professional services is recognized as services are provided. Deferred revenue generally represents advance payments received from customers and billings invoiced to customers for software support and professional services in advance of the time revenue is recognized.

     We identify revenue as call accounting revenue or Internet/integrated revenue based upon the types of data sources licensed and the delivery of call accounting product features. If a customer is delivered tariff information for all data sources they have licensed, the product revenue is identified as call accounting. All other product revenue is identified as Internet/integrated. Service revenue is identified based on the associated product identification.

     We sell our products through a combination of direct sales by our sales personnel and indirect sales primarily through resellers and distributors. While our direct sales force is expected to continue to generate a large proportion of future revenue, we are increasingly utilizing indirect distribution channels, such as network resellers, systems integrators and distributors, as an important complement to our direct sales force. While most of our past indirect distribution efforts were focused on the U.S. market, we added five distributors in Europe during the first six months of 1999. We expect to grow our international distribution significantly during the next few years. Distributors and resellers purchase the product for resale at a discount from our standard price list. This discount ranges from 20% to 65% and varies based on a number of factors including their volume of business, whether they distribute to other resellers and whether they provide product support.

     We also maintain relationships with leading networking and network security product vendors that help to market and distribute our products. These vendors assist in the sales and marketing of our products by bundling them with their own products, selling our products through their sales forces and promoting our products at trade shows, seminars and through their web sites. We intend to continue to focus sales resources on strengthening existing relationships and creating new relationships with strategic organizations.

     Since our inception in 1986, we have elected to operate under subchapter S of the Internal Revenue Code of 1986, as amended, and comparable provisions of state income tax laws. An S corporation generally is not subject to income tax at the corporate level. The S corporation's income generally passes through to shareholders and is taxed on their personal income tax returns. As a result, our earnings have been taxed directly to our existing shareholders. On June 16, 1999, we terminated our status as an S corporation under the tax code. In connection with the termination of our S corporation status, we distributed $270,000 and we reclassified the accumulated deficit of $296,000 through the S corporation termination date, limited to the amount of paid in capital, to additional paid-in capital.

     The accompanying statements of income (loss) for each of the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, reflect provisions for income taxes on an unaudited pro forma basis, using the asset and liability method, as if we were a C corporation fully subject to federal and state income taxes. The unaudited pro forma provision for (benefit from) income taxes was $98,000, $(4,000) and $13,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and $7,000 and $(13,000) for the six months ended June 30, 1998 and 1999, respectively.

     On June 16, 1999, our S corporation status terminated upon closing of the sale of 300,000 shares of Series A redeemable convertible preferred stock. At that time, we established our net deferred tax assets and liabilities; no net deferred tax assets or liabilities were recorded because the realization of deferred tax assets was not considered to be likely.

RESULTS OF OPERATIONS

     The following tables set forth our call accounting and Internet/integrated revenue, both in absolute dollars and as a percentage of total revenue:

                                                                              SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          JUNE 30,
                                               ---------------------------    ----------------
                                                1996      1997      1998       1998      1999
                                               ------    ------    -------    ------    ------
                                                               (IN THOUSANDS)
Revenue:
  Call accounting:
     Product revenue.........................  $3,785    $4,620    $ 4,479    $2,257    $2,031
     Service revenue.........................   3,114     4,053      4,850     2,437     2,405
                                               ------    ------    -------    ------    ------
       Total call accounting revenue.........   6,899     8,673      9,329     4,694     4,436
  Internet/integrated:
     Product revenue.........................      --       270        971       309       775
     Service revenue.........................      --         5         82        21       212
                                               ------    ------    -------    ------    ------
       Total Internet/integrated revenue.....      --       275      1,053       330       987
                                               ------    ------    -------    ------    ------
          Total revenue......................  $6,899    $8,948    $10,382    $5,024    $5,423
                                               ======    ======    =======    ======    ======

                                                                              SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          JUNE 30,
                                               ---------------------------    ----------------
                                                1996      1997      1998       1998      1999
                                               ------    ------    -------    ------    ------

Percentage of total revenue:
  Call accounting:
     Product revenue.........................    54.9%     51.6%      43.1%     44.9%     37.5%
     Service revenue.........................    45.1      45.3       46.7      48.5      44.3
                                               ------    ------    -------    ------    ------
       Total call accounting revenue.........   100.0      96.9       89.8      93.4      81.8
  Internet/integrated:
     Product revenue.........................      --       3.0        9.4       6.2      14.3
     Service revenue.........................      --       0.1        0.8       0.4       3.9
                                               ------    ------    -------    ------    ------
       Total Internet/integrated revenue.....      --       3.1       10.2       6.6      18.2
                                               ------    ------    -------    ------    ------
          Total revenue......................   100.0%    100.0%     100.0%    100.0%    100.0%
                                               ======    ======    =======    ======    ======

     The following table sets forth for the periods indicated statement of operations data expressed as a percentage of total revenue:

                                                                             SIX MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,         JUNE 30,
                                               --------------------------    -----------------
                                                1996      1997      1998      1998      1999
                                               ------    ------    ------    ------    -------
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue............................    54.9%     54.6%     52.5%     51.1%      51.8%
  Service revenue............................    45.1      45.4      47.5      48.9       48.2
                                               ------    ------    ------    ------    -------
          Total revenue......................   100.0     100.0     100.0     100.0      100.0
                                               ------    ------    ------    ------    -------
Cost of revenue:
  Product costs..............................     8.3       8.2       8.9       8.6       10.2
  Service costs..............................    11.0      11.8      12.3      12.5       13.1
                                               ------    ------    ------    ------    -------
          Total cost of revenue..............    19.3      20.0      21.2      21.1       23.3
                                               ------    ------    ------    ------    -------
Gross profit.................................    80.7      80.0      78.8      78.9       76.7
Operating expenses:
  Research and development...................     8.7      15.5      17.8      17.5       14.0
  Sales and marketing........................    43.2      39.4      44.4      44.5       40.1
  General and administrative.................    27.0      24.9      28.2      30.3       31.2
                                               ------    ------    ------    ------    -------
          Total operating expenses...........    78.9      79.8      90.4      92.3       85.3
                                               ------    ------    ------    ------    -------
Operating income (loss)......................     1.8       0.2     (11.6)    (13.4)      (8.6)
                                               ------    ------    ------    ------    -------
Interest income (expense):
  Increase in redeemable stock purchase
     warrant.................................      --        --        --        --      (13.5)
  Other interest income (expense)............     0.2       0.2      (1.2)     (0.8)      (1.4)
                                               ------    ------    ------    ------    -------
          Total interest.....................     0.2       0.2      (1.2)     (0.8)     (14.9)
                                               ------    ------    ------    ------    -------
Net income (loss)............................     2.0%      0.4%    (12.8)%   (14.2)%    (23.5)%
                                               ======    ======    ======    ======    =======

Pro forma provision for (benefit from) income
  taxes......................................     1.4      (0.1)      0.1       0.1       (0.2)
                                               ------    ------    ------    ------    -------
Pro forma net income (loss)..................     0.6%      0.5%    (12.7)%   (14.3)%    (23.3)%
                                               ======    ======    ======    ======    =======

  Six Months Ended June 30, 1999 and 1998

     Revenue. Total revenue was $5.4 million for the first six months of 1999, representing a 7.9% increase from $5.0 million for the same period in 1998. Total product revenue was $2.8 million, or 51.8% of total revenue, in the first six months of 1999, representing a 9.4% increase from $2.6 million, or 51.1% of total revenue, for the same period in 1998. Total service revenue was $2.6 million, or 48.2% of total revenue, in the first six months of 1999, representing a 6.4% increase from $2.5 million, or 48.9% of total revenue, for the same period in 1998. This increase was the result of the increase in Internet/integrated revenue in the first six months of 1999.

     Call Accounting Revenue. Total call accounting revenue was $4.4 million, or 81.8% of total revenue, for the first six months of 1999, representing a 5.5% decrease from $4.7 million, or 93.4% of total revenue, for the same period in 1998. Call accounting product revenue was $2.0 million, or 37.5% of total revenue, for the first six months of 1999, representing a 10.0% decrease from $2.3 million, or 44.9% of total revenue, for the same period in 1998. Call accounting service revenue was $2.4 million, or 44.3% of total revenue, in the first six months of 1999 and $2.4 million, or 48.5% of total revenue, for the same period in 1998. The decline in call accounting revenue and percentage share of total revenue in the first six months of 1999 was due to the increased focus of our sales force on selling Internet/integrated products as compared to selling call accounting only products and an increase in the provision for product returns.

     Internet/Integrated Revenue. Total Internet/integrated revenue was $987,000, or 18.2% of total revenue, in the first six months of 1999, representing a 199.1% increase from $330,000, or 6.6% of total revenue, for the same period in 1998. Internet/integrated product revenue was $775,000, or 14.3% of total revenue, in the first six months of 1999, representing a 150.8% increase from $309,000, or 6.2% of total revenue, for the same period in 1998. Internet/integrated service revenue was $212,000, or 3.9% of total revenue, in the first six months of 1999, representing a 909.5% increase from $21,000, or 0.4% of total revenue, for the same period in 1998. The increase in Internet/integrated product revenue and percentage of total revenue was due to the increased focus of our sales force on selling our Internet/integrated products. The increase in Internet/integrated service revenue was driven by the increase in Internet/ integrated product sales.

     Cost of Product Revenue. Cost of product revenue includes employee compensation, costs of materials related to production, shipment and fulfillment and payments under third-party licensing agreements. Cost of product revenue was $555,000, or 10.2% of total revenue, in the first six months of 1999, representing a 28.5% increase from $432,000, or 8.6% of total revenue, for the same period in 1998. This increase in cost and the corresponding increase as a percentage of total revenue was primarily attributable to an increase in the percentage of total costs for royalty payments for third-party licensing.

     Cost of Service Revenue. Cost of service revenue is comprised primarily of service employee compensation. Cost of service revenue was $708,000, or 13.1% of total revenue, for the first six months of 1999, representing a 12.9% increase from $627,000, or 12.5% of total revenue, for the same period in 1998. This increase was due to an increase in staff to handle the expansion of the number of companies under annual maintenance contracts and the increase in professional services sold.

     Research and Development Expenses. Research and development expenses include salaries and related costs for software developers, quality assurance personnel and documentation personnel involved in our research and development efforts. Research and development expenses were $759,000, or 14.0% of total revenue, for the first six months of 1999, representing a 13.8% decrease from $881,000, or 17.5% of total revenue, for the same period in 1998. The decrease in total research and development expenditures reflects the reduction in expenditures for outside contractors that were used in 1998 to accelerate the development of our Internet/integrated product line.

     Sales and Marketing Expenses. Sales and marketing expenses include salaries and related costs, commissions, travel, facilities, communications costs and promotional expenses for our sales organization and marketing staff. Sales and marketing expenses were $2.2 million, or 40.1% of total revenue, in the first six months of 1999 and $2.2 million, or 44.5% of total revenue, for the same period in 1998. This decrease as a percentage of total revenue resulted from decreases in travel and promotional expenses and discontinued use of an outside marketing consultant, which were partially offset by higher commissions.

     General and Administrative Expenses. General and administrative expenses include administrative salaries and related benefits, depreciation and amortization, management fees, recruiting and relocation expenses, as well as legal, accounting and other professional fees. General and administrative expenses were $1.7 million, or 31.2% of total revenue, in the first six months of 1999, representing an 11.0% increase from $1.5 million, or 30.3% of total revenue, for the same period in 1998. This increase was primarily due to an increased provision for uncollectable accounts and an increase in a sales tax provision.

     Pro Forma Provision for (Benefit from) Income Taxes. The pro forma effective tax rate for the six months ended June 30, 1999 was 1.0% compared to a pro forma tax rate of 1.0% for the six months ended June 30, 1998. The pro forma income tax benefit for the June 30, 1999 period was limited to the amount of pro forma income tax recoverable in the two-year carryback period of $13,000. The pro forma income tax expense for the June 30, 1998 period was due to timing differences causing current pro forma income taxes payable that were not offset by deferred income taxes since these have been fully reserved.

  Years Ended December 31, 1998 and 1997

     Total Revenue. Total revenue was $10.4 million in 1998, representing a 16.0% increase from $8.9 million in 1997. Total product revenue was $5.5 million, or 52.5% of total revenue, in 1998, representing an 11.5% increase from $4.9 million, or 54.6% of total revenue, in 1997. Total service revenue was $4.9 million, or 47.5% of total revenue, in 1998, representing a 21.5% increase from $4.1 million, or 45.4% of total revenue, in 1997. These increases were primarily the result of an increase in our Internet/integrated revenue and an increase in call accounting service revenue.

     Call Accounting Revenue. Total call accounting revenue was $9.3 million, or 89.8% of total revenue, in 1998, representing a 7.6% increase from $8.7 million, or 96.9% of total revenue, in 1997. Call accounting product revenue was $4.5 million, or 43.1% of total revenue, in 1998, representing a 3.1% decrease from $4.6 million, or 51.6% of total revenue, in 1997. Call accounting service revenue was $4.9 million, or 46.7% of total revenue, in 1998, representing a 19.7% increase from $4.1 million, or 45.3% of total revenue, in 1997. The decline in call accounting product revenue in absolute dollars and as a percent of total revenue reflects our decision to focus some of our call accounting resources on developing the Internet/integrated market opportunity. The increased call accounting service revenue reflects the continued historical renewal rate on annual maintenance contracts and a significant increase in installation and training service revenue.

     Internet/Integrated Revenue. Total Internet/integrated revenue was $1.1 million, or 10.2% of total revenue, in 1998, representing a 282.9% increase from $275,000, or 3.1% of total revenue, in 1997. Internet/integrated product revenue was $971,000, or 9.4% of total revenue, in 1998, representing a 260.0% increase from $270,000, or 3.0% of total revenue, in 1997. Internet/integrated service revenue was $82,000, or 0.8% of total revenue, in 1998, representing an increase from $5,000, or 0.1% of total revenue, in 1997. The increase in Internet/integrated revenue and percentage of total revenue was due to the increased focus of our sales force on selling our Internet/integrated products and an increase in revenue from third-party distributors put in place during 1997.

     Cost of Product Revenue. Cost of product revenue was $923,000, or 8.9% of total revenue, in 1998, representing a 25.4% increase from $736,000, or 8.2% of total revenue, in 1997. The increase was primarily attributable to an increase in product shipments. The increased percentage of revenue reflects a slight increase in the percentage of sales derived from third-party products.

     Cost of Service Revenue. Cost of service revenue was $1.3 million, or 12.3% of total revenue, in 1998, representing a 21.0% increase from $1.1 million, or 11.8% of total revenue, in 1997. The dollar increase was primarily due to growth in services staff needed to support the additional customers under annual maintenance contracts. The increased percentage of revenue reflects a slight increase in the services staff necessary to meet the expected support and service requirements for the new Internet product.

     Research and Development Expenses. Research and development expenses were $1.8 million, or 17.8% of total revenue, in 1998, representing a 33.0% increase from $1.4 million, or 15.5% of total revenue, for 1997. The absolute and percentage increases reflect the growth in research and development staff to maintain and continue to expand our Internet/integrated product line.

     Sales and Marketing Expenses. Sales and marketing expenses were $4.6 million, or 44.4% of total revenue, in 1998, representing a 30.9% increase from $3.5 million, or 39.4% of total revenue, in 1997. The increase in absolute dollars was attributable primarily to increased commission expenses associated with increased sales and personnel costs resulting from an increase in our sales and marketing staff. The increased percentage of total revenue was attributable to sales staff focusing on developing new Internet distribution channels.

     General and Administrative Expenses. General and administrative expenses were $2.9 million, or 28.2% of total revenue, in 1998, representing a 31.2% increase from $2.2 million, or 24.9% of total revenue, in 1997. The absolute and percentage increases were primarily attributable to increased costs of personnel, rent and professional fees to accommodate our growth.

     Pro Forma Provision for (Benefit from) Income Taxes. The pro forma effective tax rate for the year ended December 31, 1998 was 1.0% compared to (10.5)% for the year ended December 31, 1997. The pro forma income tax expense for the year ended December 31, 1998 was due to timing differences causing current pro forma income taxes payable that were not offset by deferred income taxes since these have been fully reserved. The pro forma income tax benefit for the year ended December 31, 1997 was primarily a result of a decrease in the valuation allowance.

  Years Ended December 31, 1997 and 1996

     Total Revenue. Total revenue was $8.9 million in 1997, representing a 29.7% increase from $6.9 million in 1996. Total product revenue was $4.9 million, or 54.6% of total revenue, in 1997, representing a 29.2% increase from $3.8 million, or 54.9% of total revenue, in 1996. Total service revenue was $4.1 million, or 45.4% of total revenue, in 1997, representing a 30.3% increase from $3.1 million, or 45.1% of total revenue, in 1996. These increases were primarily the result of the increase in call accounting revenue and the introduction of our Internet product.

     Call Accounting Revenue. Total call accounting revenue was $8.7 million, or 96.9% of total revenue, in 1997, representing a 25.7% increase from $6.9 million, or 100% of revenue, in 1996. Call accounting product revenue was $4.6 million, or 51.6% of total revenue, in 1997, representing a 22.1% increase from $3.8 million, or 54.9% of total revenue, in 1996. Call accounting service revenue was $4.1 million, or 45.3% of total revenue, in 1997, representing a 30.2% increase from $3.1 million, or 45.1% of total revenue, in 1996. All call accounting revenue growth reflected increased product sales and our continued historical support renewal rate.

     Internet/Integrated Revenue. Total Internet/integrated revenue was $275,000, or 3.1% of total revenue, in 1997, compared to no revenue in 1996. Internet/integrated product revenue increased to $270,000, or 3.0% of total revenue, in 1997 from no revenue in 1996. Internet/integrated service revenue increased to $5,000, or 0.1% of total revenue, in 1997 from no revenue in 1996. This increase was a result of the introduction of our Internet product in mid-1997.

     Cost of Product Revenue. Cost of product revenue was $736,000, or 8.2% of total revenue, in 1997, representing a 28.2% increase from $574,000, or 8.3% of total revenue, in 1996. This increase reflects growth in our product shipments.

     Cost of Service Revenue. Cost of service revenue was $1.1 million, or 11.8% of total revenue, in 1997, representing a 38.4% increase from $761,000, or 11.0% of total revenue, in 1996. This increase was primarily due to the addition of customer support personnel to support our growing customer base.

     Research and Development Expenses. Research and development expenses were $1.4 million, or 15.5% of total revenue, in 1997, representing a 130.0% increase from $603,000, or 8.7% of total revenue, in 1996. The absolute and percentage increases in total expenses were primarily attributable to increased research and development personnel required to develop the new generation of our Internet/integrated software products.

     Sales and Marketing Expenses. Sales and marketing expenses were $3.5 million, or 39.4% of total revenue, in 1997, representing an 18.2% increase from $3.0 million, or 43.2% of total revenue, in 1996. The absolute increase was primarily attributable to increased commissions due to increased sales. The decrease as a percentage of revenue was due to an increase in the number of sales per sales person.

     General and Administrative Expenses. General and administrative expenses were $2.2 million, or 24.9% of total revenue, in 1997, representing a 19.9% increase from $1.9 million, or 27.0% of total revenue, in 1996. General and administrative expenses grew in absolute dollars as we added personnel to administrative areas but declined as a percentage of total revenue principally due to economies of scale associated with increased revenue.

     Pro Forma Provision for (Benefit from) Income Taxes. The pro forma effective tax rate for the year ended December 31, 1997 was (10.5)% compared to 72.0% for the year ended December 31, 1996. The pro forma income tax benefit for the year ended December 31, 1997 was primarily a result of a change in the valuation allowance. The pro forma income tax expense for the year ended December 31, 1996 was primarily a result of income before income taxes and the change in the valuation allowance.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present unaudited quarterly statements of operations data for each of our last ten quarters, including the period ended June 30, 1999, as well as the percentage of our total revenue represented by each item and revenue information for the same periods expressed in dollars and as a percentage of total revenue. All information other than the tables of revenue information have been derived from our financial statements. The unaudited quarterly financial statements have been prepared on substantially the same basis as the audited financial statements contained herein. In the opinion of management, the unaudited quarterly financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider to be necessary to fairly present this information when read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                      THREE MONTHS ENDED
                                    ---------------------------------------------------------------------------------------
                                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                      1997       1997       1997        1997       1998       1998       1998        1998
                                    --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                        (IN THOUSANDS)
Revenue:
   Product revenue................   $1,023     $1,050     $1,253      $1,564     $1,369     $1,197     $1,407      $1,477
   Service revenue................      969      1,036      1,103         950      1,138      1,320      1,303       1,171
                                     ------     ------     ------      ------     ------     ------     ------      ------
       Total revenue..............    1,992      2,086      2,356       2,514      2,507      2,517      2,710       2,648
Cost of revenue:
   Product costs..................      170        171        160         235        192        240        210         281
   Service costs..................      243        238        275         297        317        309        324         324
                                     ------     ------     ------      ------     ------     ------     ------      ------
       Total cost of revenue......      413        409        435         532        509        549        534         605
                                     ------     ------     ------      ------     ------     ------     ------      ------
Gross profit......................    1,579      1,677      1,921       1,982      1,998      1,968      2,176       2,043
Operating expenses:
   Research and development.......      225        328        377         457        399        483        495         468
   Sales and marketing............      691        807        878       1,146        983      1,252      1,216       1,162
   General and administrative.....      533        536        546         616        717        806        711         692
                                     ------     ------     ------      ------     ------     ------     ------      ------
       Total operating expenses...    1,449      1,671      1,801       2,219      2,099      2,541      2,422       2,322
                                     ------     ------     ------      ------     ------     ------     ------      ------
Operating income (loss)...........      130          6        120        (237)      (101)      (573)      (246)       (279)
Interest income (expense):
   Increase in redeemable stock
     purchase warrant.............       --         --         --          --         --         --         --          --
   Other interest income
     (expense)....................        6          7          4           2         (1)       (39)       (32)        (35)
                                     ------     ------     ------      ------     ------     ------     ------      ------
       Total interest income
         (expense)................        6          7          4           2         (1)       (39)       (32)        (35)
                                     ------     ------     ------      ------     ------     ------     ------      ------
Net income (loss).................   $  136     $   13     $  124      $ (235)    $ (102)    $ (612)    $ (278)     $ (314)
                                     ======     ======     ======      ======     ======     ======     ======      ======
Pro forma provision for (benefit
 from) income taxes...............       14          1         13         (32)         1          6          3           3
                                     ------     ------     ------      ------     ------     ------     ------      ------
Pro forma net income (loss).......   $  122     $   12     $  111      $ (203)    $ (103)    $ (618)    $ (281)     $ (317)
                                     ======     ======     ======      ======     ======     ======     ======      ======

                                    THREE MONTHS ENDED
                                    -------------------
                                    MAR. 31,   JUNE 30,
                                      1999       1999
                                    --------   --------
                                      (IN THOUSANDS)
Revenue:
   Product revenue................  $ 1,365     $1,443
   Service revenue................    1,293      1,322
                                    -------     ------
       Total revenue..............    2,658      2,765
Cost of revenue:
   Product costs..................      265        290
   Service costs..................      339        369
                                    -------     ------
       Total cost of revenue......      604        659
                                    -------     ------
Gross profit......................    2,054      2,106
Operating expenses:
   Research and development.......      379        380
   Sales and marketing............      979      1,196
   General and administrative.....      966        724
                                    -------     ------
       Total operating expenses...    2,324      2,300
                                    -------     ------
Operating income (loss)...........     (270)      (194)
Interest income (expense):
   Increase in redeemable stock
     purchase warrant.............     (734)        --
   Other interest income
     (expense)....................      (40)       (38)
                                    -------     ------
       Total interest income
         (expense)................     (774)       (38)
                                    -------     ------
Net income (loss).................  $(1,044)    $ (232)
                                    =======     ======
Pro forma provision for (benefit
 from) income taxes...............       --        (13)
                                    -------     ------
Pro forma net income (loss).......  $(1,044)    $ (219)
                                    =======     ======

                                                                REVENUE INFORMATION
                                                                -------------------
                                                                 THREE MONTHS ENDED
                                    ----------------------------------------------------------------------------
                                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                      1997       1997       1997        1997       1998       1998       1998
                                    --------   --------   ---------   --------   --------   --------   ---------
                                                                   (IN THOUSANDS)
Revenue:
 Call accounting:
   Product revenue................   $1,023     $1,025     $1,217      $1,355     $1,193     $1,064     $1,073
   Service revenue................      969      1,036      1,103         945      1,130      1,307      1,278
                                     ------     ------     ------      ------     ------     ------     ------
       Total call accounting
         revenue..................    1,992      2,061      2,320       2,300      2,323      2,371      2,351
 Internet/integrated:
   Product revenue................       --         25         36         209        175        133        334
   Service revenue................       --         --         --           5          9         13         25
                                     ------     ------     ------      ------     ------     ------     ------
       Total Internet/integrated
         revenue..................       --         25         36         214        184        146        359
                                     ------     ------     ------      ------     ------     ------     ------
         Total revenue............   $1,992     $2,086     $2,356      $2,514     $2,507     $2,517     $2,710
                                     ======     ======     ======      ======     ======     ======     ======

                                         REVENUE INFORMATION
                                         -------------------
                                          THREE MONTHS ENDED
                                    ------------------------------
                                    DEC. 31,   MAR. 31,   JUNE 30,
                                      1998       1999       1999
                                    --------   --------   --------
                                            (IN THOUSANDS)
Revenue:
 Call accounting:
   Product revenue................   $1,149     $  994     $1,037
   Service revenue................    1,135      1,242      1,163
                                     ------     ------     ------
       Total call accounting
         revenue..................    2,284      2,236      2,200
 Internet/integrated:
   Product revenue................      329        369        406
   Service revenue................       35         53        159
                                     ------     ------     ------
       Total Internet/integrated
         revenue..................      364        422        565
                                     ------     ------     ------
         Total revenue............   $2,648     $2,658     $2,765
                                     ======     ======     ======

     Expressed as a percentage of revenue, our quarterly results were as follows:

                                                                   THREE MONTHS ENDED
                                 ---------------------------------------------------------------------------------------
                                 MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                   1997       1997       1997        1997       1998       1998       1998        1998
                                 --------   --------   ---------   --------   --------   --------   ---------   --------
Revenue:
    Product revenue............    51.4%      50.3%       53.2%       62.2%      54.6%      47.6%      51.9%       55.8%
    Service revenue............    48.6       49.7        46.8        37.8       45.4       52.4       48.1        44.2
                                  -----      -----      ------      ------     ------     ------     ------      ------
        Total revenue..........   100.0      100.0       100.0       100.0      100.0      100.0      100.0       100.0
                                  -----      -----      ------      ------     ------     ------     ------      ------
Cost of revenue:
    Product costs..............     8.5        8.2         6.8         9.3        7.7        9.5        7.7        10.6
    Service costs..............    12.2       11.4        11.7        11.9       12.6       12.3       12.0        12.2
                                  -----      -----      ------      ------     ------     ------     ------      ------
        Total cost of
          revenue..............    20.7       19.6        18.5        21.2       20.3       21.8       19.7        22.8
                                  -----      -----      ------      ------     ------     ------     ------      ------
Gross profit...................    79.3       80.4        81.5        78.8       79.7       78.2       80.3        77.2
Operating expenses:
    Research and development...    11.3       15.7        16.0        18.1       15.9       19.3       18.3        17.7
    Sales and marketing........    34.7       38.7        37.3        45.6       39.2       49.7       44.9        43.9
    General and
      administrative...........    26.8       25.7        23.1        24.5       28.6       32.0       26.2        26.1
                                  -----      -----      ------      ------     ------     ------     ------      ------
        Total operating
          expenses.............    72.8       80.1        76.4        88.2       83.7      101.0       89.4        87.7
                                  -----      -----      ------      ------     ------     ------     ------      ------
Operating income (loss)........     6.5        0.3         5.1        (9.4)      (4.0)     (22.8)      (9.1)      (10.5)
Interest income (expense):
    Increase in redeemable
      stock purchase warrant...      --         --          --          --         --         --         --          --
    Other interest income
      (expense)................     0.3        0.3         0.2         0.1       (0.1)      (1.5)      (1.2)       (1.4)
                                  -----      -----      ------      ------     ------     ------     ------      ------
        Total interest income
          (expense)............     0.3        0.3         0.2         0.1         --       (1.5)      (1.2)       (1.4)
                                  -----      -----      ------      ------     ------     ------     ------      ------
Net income (loss)..............     6.8%       0.6%        5.3%       (9.3)%     (4.1)%    (24.3)%    (10.3)%     (11.9)%
                                  =====      =====      ======      ======     ======     ======     ======      ======
Pro forma provision for
  (benefit from) income
  taxes........................     0.7         --         0.6        (1.3)        --        0.3        0.1         0.1
                                  -----      -----      ------      ------     ------     ------     ------      ------
Pro forma net income (loss)....     6.1%       0.6%        4.7%       (8.0)%     (4.1)%    (24.6)%    (10.4)%     (12.0)%
                                  =====      =====      ======      ======     ======     ======     ======      ======

                                 THREE MONTHS ENDED
                                 -------------------
                                 MAR. 31,   JUNE 30,
                                   1999       1999
                                 --------   --------
Revenue:
    Product revenue............     51.4%     52.2%
    Service revenue............     48.6      47.8
                                  ------     -----
        Total revenue..........    100.0     100.0
                                  ------     -----
Cost of revenue:
    Product costs..............      9.9      10.5
    Service costs..............     12.8      13.3
                                  ------     -----
        Total cost of
          revenue..............     22.7      23.8
                                  ------     -----
Gross profit...................     77.3      76.2
Operating expenses:
    Research and development...     14.3      13.7
    Sales and marketing........     36.9      43.3
    General and
      administrative...........     36.3      26.2
                                  ------     -----
        Total operating
          expenses.............     87.5      83.2
                                  ------     -----
Operating income (loss)........    (10.2)     (7.0)
Interest income (expense):
    Increase in redeemable
      stock purchase warrant...    (27.6)       --
    Other interest income
      (expense)................     (1.5)     (1.4)
                                  ------     -----
        Total interest income
          (expense)............    (29.1)     (1.4)
                                  ------     -----
Net income (loss)..............    (39.3)%    (8.4)%
                                  ======     =====
Pro forma provision for
  (benefit from) income
  taxes........................       --      (0.5)
                                  ------     -----
Pro forma net income (loss)....    (39.3)%    (7.9)%
                                  ======     =====

                                                             REVENUE INFORMATION
                                                             -------------------
                                                              THREE MONTHS ENDED
                                 ----------------------------------------------------------------------------
                                 MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                   1997       1997       1997        1997       1998       1998       1998
                                 --------   --------   ---------   --------   --------   --------   ---------
Revenue:
  Call accounting:
    Product revenue............    51.4%      49.1%       51.7%       53.9%      47.6%      42.3%      39.6%
    Service revenue............    48.6       49.7        46.8        37.6       45.1       51.9       47.2
                                  -----      -----      ------      ------     ------     ------     ------
        Total call accounting
          revenue..............   100.0       98.8        98.5        91.5       92.7       94.2       86.8
  Internet/integrated:
    Product revenue............      --        1.2         1.5         8.3        7.0        5.3       12.3
    Service revenue............      --         --          --         0.2        0.3        0.5        0.9
                                  -----      -----      ------      ------     ------     ------     ------
        Total
          Internet/integrated
          revenue..............      --        1.2         1.5         8.5        7.3        5.8       13.2
                                  -----      -----      ------      ------     ------     ------     ------
          Total revenue........   100.0%     100.0%      100.0%      100.0%     100.0%     100.0%     100.0%
                                  =====      =====      ======      ======     ======     ======     ======

                                      REVENUE INFORMATION
                                      -------------------
                                       THREE MONTHS ENDED
                                 ------------------------------
                                 DEC. 31,   MAR. 31,   JUNE 30,
                                   1998       1999       1999
                                 --------   --------   --------
Revenue:
  Call accounting:
    Product revenue............     43.4%      37.4%     37.5%
    Service revenue............     42.9       46.7      42.1
                                  ------     ------     -----
        Total call accounting
          revenue..............     86.3       84.1      79.6
  Internet/integrated:
    Product revenue............     12.4       13.9      14.7
    Service revenue............      1.3        2.0       5.8
                                  ------     ------     -----
        Total
          Internet/integrated
          revenue..............     13.7       15.9      20.4
                                  ------     ------     -----
          Total revenue........    100.0%     100.0%    100.0%
                                  ======     ======     =====

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have funded our operations from cash generated from operations and the issuance of long-term debt. We had cash and cash equivalents of $2.4 million at June 30, 1999, $46,000 at December 31, 1998 and $78,000 at
December 31, 1997.

     Cash provided by (used in) operating activities during the six months ended June 30, 1999 and June 30, 1998 was $102,000, and $(439,000), respectively. This increase reflects the net impact of increases in our net loss and in accounts receivable, which were partially offset by an increase in accounts payable and accrued expenses, the recording of the accretion of the common stock warrant related to our loan with Sirrom Investments, Inc. and an increase in deferred revenue. Cash provided by (used in) operating activities during the years ended December 31, 1998, 1997 and 1996 was $(771,000), $121,000, and $753,000
respectively. The decreases were primarily a result of decreases in net income in 1998 compared to 1997, and 1997 compared to 1996.

     Our investing activities primarily include expenditures for fixed assets in support of our product development activities and infrastructure. Net cash used in investing activities decreased to $161,000 in the six months ended June 30, 1999 compared to $191,000 for the same period in 1998. This decrease resulted primarily from a decrease in fixed assets purchased. Net cash used in investing activities increased to $306,000 in 1998 from $210,000 in 1997. These expenditures relate primarily to an increase in purchases of property and equipment. Net cash used in investing activities was $670,000 in 1996. The decrease in net cash used in investing activities between 1997 and 1996 relates primarily to a decrease in purchases of property and equipment.

     Net cash provided by (used in) financing activities was $2.4 million in the six months ended June 30, 1999, compared to $965,000 for the same period in 1998. This change was due primarily to the sale of Series A redeemable convertible preferred stock for $6.0 million, the redemption of common stock for $4.0 million and the sale of common stock for $500,000 in the six months ended June 30, 1999 and the issuance of long-term debt in 1998. Net cash provided by (used in) financing activities was $1.0 million in 1998, and $(79,000) in 1997 and $(656,000) in 1996. These changes were due primarily to the issuance of long-term debt in 1998 resulting in net proceeds of $965,000 and shareholder distributions in 1996. We also have a $750,000 bank line of credit with Silicon Valley Bank, which expires in November 1999. As of July 15, 1999, there was $750,000 available under this line of credit.

     On June 16, 1999, we completed the private placement of 300,000 shares of Series A Preferred Stock, resulting in gross proceeds to us of $6.0 million and net proceeds of approximately $5.9 million after payment by us of expenses relating to the transaction. Of these funds, $4.0 million was used to redeem an aggregate of 600,000 shares of common stock from David Couchman, our Chairman and founder, and his spouse. The balance of the net proceeds will be used to fund our operational growth. The Series A

Preferred Stock will automatically convert to 900,000 shares of common stock concurrently with the consummation of this offering.

     On June 21, 1999, we sold 75,000 shares of common stock for $500,000 to James C. Davis, whom we intend to add to our Board of Directors.

     Since we have not generated significant revenue from sales outside the United States, we have not sustained material foreign currency exchange losses and presently do not attempt to hedge our exposure to fluctuations in foreign currency exchange rates. Should our revenue from international sales increase, and should such sales be denominated in foreign currencies, we intend to adopt a hedging strategy against foreign currency fluctuations.


     We believe that our existing liquidity and capital resources, including the proceeds resulting from the sale of our common stock in this offering, will be sufficient to satisfy our cash requirements for at least the next 12 months, and we are not aware of any events that may cause our liquidity to increase or decrease in a material way. However, our business strategies will require a substantial increase in expenditures. To the extent that income from operations is insufficient to implement our business strategies, or if we identify additional strategic investments in our business, technology or products, we may be required to raise additional funds through equity or debt financing. If adequate funds are not available on acceptable terms or at all, our ability to implement our business strategies or take advantage of unanticipated opportunities or otherwise respond to competitive pressures would be limited. There can be no assurance that we will be able to raise these additional funds on terms acceptable to us, or at all.


NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal years beginning after June 15, 1999. Subsequently, the effective date was deferred until June 15, 2000. We are in the process of evaluating this pronouncement and will adopt it upon its effective date.

     In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. This SOP amends SOP 97-2 to, among other things, require recognition of revenue using the "residual method" in circumstances outlined in the SOP. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2, and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. SOP 98-9 is effective for fiscal years beginning after March 15, 1999. We do not anticipate any impact from the provisions of the new pronouncement.

IMPACT OF THE YEAR 2000 COMPUTER PROBLEM

     State of Readiness of our Products. All new products introduced by us will be year 2000 compliant. We have been testing our existing products for use in the year 2000 and beyond. The results suggest that current versions of our products are year 2000 compliant. However, our testing does not cover every possible computing environment. Accordingly, some customers may have year 2000 problems with products that we believe are year 2000 compliant.

     Previous purchasers may be using older versions of our products. We believe problems encountered by such users could be quickly remedied with our year 2000 upgrades for those products. In addition, we have not tested discontinued products for year 2000 compliance, some of which are still in use. We are attempting to identify and inform current customers that rely on such discontinued products of their lack of compliance and are working with them to provide alternate operating arrangements. We cannot guarantee that we will be able to locate all users of our older, non-compliant products. Our experience in developing year 2000 compliant versions of our existing products suggests that we can correct year 2000 problems in our discontinued products without incurring material expenses.

     State of Readiness of our Internal Systems. We may be affected by year 2000 issues related to non-compliant internal systems developed by us or by third-party vendors. We have completed testing all material internal systems for year 2000 compliance. We are not currently aware of any year 2000 problem relating to any internal systems material to the operation of our business. We have also received assurances from our third-party vendors for all material systems in use by us that such systems are year 2000 compliant, except with respect to an application for customer order tracking. We anticipate that the non-compliant application for customer order tracking will be made year 2000 compliant or replaced before December 31, 1999.

     Our internal operations and business are also dependent upon the computer-controlled systems of third parties such as suppliers, customers, and service providers. We believe that absent a critical failure beyond our control, such as a prolonged loss of electrical or telephone service, year 2000 problems experienced by third parties will not have a material impact on us. We have no contingency plan for critical failures in third-party products. Our contingency plan in the event of a non-critical failure is to establish relationships with alternative suppliers or vendors to replace failed suppliers or vendors.

     Cost. We do not separately track expenditures relating to year 2000 compliance. Such expenditures are primarily absorbed within our development organization. To date, our costs related to year 2000 compliance have not been material relative to our overall development expenditures. Furthermore, based on our experience to date, and our assessment that all material internal systems other than the order tracking application and all currently marketed products are year 2000 compliant, we do not anticipate that costs associated with remediating our non-compliant products or internal systems will be material.

     Risks. We believe the most likely consequences of a failure by us to make our products year 2000 compliant would be a decrease in sales of our products, an increase in allocation of resources to address year 2000 problems of our customers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by our customers due to such year 2000 problems. We believe the most likely consequences of a failure of our internal systems or the systems of third-party suppliers or service providers would be our inability to process orders, issue invoices, and develop products. Should any of these problems occur, we could be required to devote significant resources to correct them. Aside from the possibility of having to establish relationships with alternative suppliers or vendors to replace failed suppliers or vendors, we do not currently anticipate having to develop a contingency plan for handling any year 2000 problems that are not detected or corrected prior to their occurrence. Due to the general uncertainty inherent in the year 2000 computer problem, resulting from the uncertainty of the year 2000 readiness of third-party suppliers and vendors, we are unable to determine at this time whether the consequences of year 2000 failures will have a material impact on our business, results of operations and financial condition.

                                    BUSINESS

OVERVIEW


     Telemate.Net Software, Inc. provides integrated network usage management solutions that enable businesses to monitor, analyze and manage the use of both their Internet and voice networks. We believe our patent-pending Telemate.Net software is the first product to integrate both Internet usage management and call accounting capabilities. Our Telemate.Net family of products enables businesses to optimize network utilization, improve employee productivity, enhance network security, improve e-commerce effectiveness, and control, allocate and recover network costs. We sell our products through a combination of direct sales and third-party resellers and distributors. We have installed our products in over 14,000 customer sites, and our customers represent most major commercial, industrial and service categories.


INDUSTRY BACKGROUND

  Emergence of the Internet as a Global Communications and Commerce Medium

     The Internet has emerged as a rapidly growing global communications and commerce medium. International Data Corporation, a market research organization, estimates that the number of users who buy and sell goods over the Internet increased to 142 million users in 1998, and is forecast to reach almost 200 million by year end 1999 and to surpass 500 million users by 2003. This increase in use is expected to drive commerce on the Internet to more than $1.0 trillion by 2003. The U.S. Department of Commerce estimates that Internet traffic doubles every 100 days.

     Due to the growth in the number of web users and the increasing use of the Internet to conduct business, many organizations now recognize the Internet as strategic to their business. Organizations are capitalizing on the global reach of the Internet to expand into new markets and acquire and retain customers, and are utilizing the web as a powerful distribution channel to market and deliver goods and services. Also, businesses are increasingly using the web to interact with suppliers, distributors and other business partners to achieve business efficiencies. Furthermore, many businesses utilize intranets, which are networks that use Internet technology for communications within an organization, to disseminate information and improve operations. Internet access is also being provided to many employees as a necessary component of their jobs. As a result, organizations have begun to invest heavily in Internet technology and infrastructure.

  The Need for an Internet Usage Management Solution

     While the Internet offers significant opportunities for businesses, the use of the Internet involves business risks as well, including the potential for employee abuse, reduced productivity, legal liabilities, theft or loss of data, business interruption, capacity overloads and unnecessary expense. As a result, organizations are faced with the challenge of exploiting the Internet's potential while mitigating the risks associated with this new technology. Businesses need to be able to determine whether their employees are using the Internet productively and how best to manage Internet traffic to meet the constraints of the network. We believe the rapid adoption of the Internet for business purposes will ultimately require companies to manage the costs of using the Internet in much the same way as they manage telephone costs.

     In addition, as businesses increasingly use the Internet for marketing, e-commerce and customer support, managers need to understand how customers and business partners are interacting with their web site. For instance, a company can determine which visitors to the web site are purchasing products and which pages they visited before doing so, thus providing valuable information to managers on the effectiveness of their web marketing efforts. GartnerGroup, a market research organization, predicts that by year-end 2000, approximately 70% of Global 1000 companies will adopt web measurement and tracking functionality, as compared to approximately 35% of Global 1000 companies that had adopted this functionality as of year-end 1998.

     In addition, as greater network access increases exposure to network security breaches, network managers need a software solution that can analyze the large amounts of data collected by network security devices to help determine if their existing Internet infrastructure is secure. Consequently, companies are seeking a management and reporting system that provides the network intelligence they require to maximize their investment in the Internet.

  The Need for an Integrated Network Usage Management Solution

     Historically, voice and data networks have developed separately, with voice traffic carried on the telephony network and data traffic carried over the computer network. During the 1960's, enterprises increasingly deployed private branch exchanges, known as PBXs, that were able to collect substantial amounts of data on telephony network usage. As a result, in the 1970's, software solutions were developed that could access, process and analyze this data in order for enterprises to monitor and manage telephone usage and to allocate the costs associated with such usage. Throughout the 1980's and 1990's, emerging technology, deregulation and increasing competition in the telecommunications industry coupled with the growth in Internet usage and data traffic have led to a growing trend toward convergence of voice and data networks. Today's Internet technology enables both voice and data transmissions to be routed over computer networks. Internet telephony has emerged as a low-cost alternative to traditional long distance telephone communications.

     The convergence of voice and data networks has created additional challenges for organizations. As voice over the Internet, or VoIP, applications are implemented, we believe companies increasingly will want to manage their use, just as they have for traditional PBX networks. Organizations are also encountering security risks as employees have the ability to access the Internet directly over voice lines, thereby bypassing established security firewalls. To address this converging network environment, we believe businesses will need a monitoring and reporting system capable of providing usage information for both their Internet and voice networks. Businesses require this integrated network usage management solution to:

     - provide flexible reporting capabilities that can be easily modified to obtain the desired information;

     - be easy to implement and use;

     - interface with a large number of data sources from a wide range of manufacturers;

     - collect data in a variety of formats;

     - process large volumes of detailed data and track this data to specific departments and individuals within the organization or visitors to the network; and

     - be scalable to accommodate the needs of businesses of all sizes.

THE TELEMATE.NET SOLUTION

     Our Telemate.Net product provides an integrated solution that enables businesses to monitor, analyze and manage the use of their Internet and voice networks. We believe our patent-pending software is the first product to integrate Internet usage management and call accounting capabilities. The Telemate.Net solution provides the following key advantages:

     Network Optimization. Telemate.Net can be used by managers throughout an organization to maximize the effectiveness of their Internet and voice networks. For example:

     - information technology managers can monitor network usage, resolve network bottlenecks and be alerted to security breaches;

     - financial officers can manage and allocate network costs;

     - human resources managers can monitor compliance with network use policies and detect improper use of the network;

     - sales managers can measure productivity of Internet and telephone-based sales activities; and

     - marketing managers can analyze the effectiveness of Internet marketing campaigns.

     Comprehensive Reporting. Telemate.Net's reporting engine incorporates over 200 standard report templates and provides access not only to summary data on network usage and activity but also to the detailed information supporting the summary data. For example, a network manager can use the summary information to detect network bottlenecks and access detailed data to identify which department, individual or type of usage has caused the bottleneck. Our solutions also provide a filtering capability that allows users to modify the standard report templates to incorporate additional information or exclude unwanted data. The automation capabilities of Telemate.Net's reporting engine also allow users to define who receives reports and schedule how and when they are delivered.

     Ease of Implementation and Use. Telemate.Net is designed to simplify product installation and use. We have embedded the Microsoft SQL Server(TM) database within Telemate.Net, eliminating the need for customers to install their own database. Telemate.Net's data collection engine can easily import data directly from a wide variety of network devices. In addition, Telemate.Net's simple, point-and-click, multi-panel user interface allows customers to easily access, analyze and process this data.

     Flexible Data Collection and Reformatting. The Telemate.Net data collection and reformatting module extracts data in many formats from a variety of sources and converts this data into a standard format. Once standardized, data from many sources can be integrated into a single database to enable consolidated reporting. We initially developed this technology to allow us to collect data from a wide variety of PBX types and formats. The flexibility of the Telemate.Net technology enabled us to quickly develop data collection and reformatting capabilities for additional network devices such as proxy servers, intrusion detection products and firewalls. We are currently developing these capabilities for web servers, VoIP devices, VPN servers and e-mail servers. We refer to all of these devices as data sources.

     Robust Data Storage, Management and Processing. Telemate.Net's database can efficiently store large amounts of detailed data gathered by networking and network security devices. Telemate.Net's processing and database module incorporates an organizational directory that tracks network usage data by user, department or other group within the organization. This organizational directory also maintains historical links between users and their network activity. The database also allows Telemate.Net to provide extensive cost allocation based on user-determined parameters.

     Scalability. Telemate.Net provides an integrated solution for network usage management that is highly scalable to accommodate the needs of enterprises of all sizes. Its database is scalable from a low volume, desktop application to a high volume, high performance network environment. An organization can select the model with the capacity, functionality, reports and number of data sources to meet its current needs, and as these needs change, the organization can easily upgrade to other models and additional data sources using a simple activation code.

STRATEGY


     Our objective is to capitalize on our expertise in call accounting and early entry into Internet usage management to become the leading provider of integrated network usage management software. Our strategy to achieve this objective includes the following:



     Capitalize on Our Technology. We believe that Telemate.Net offers the highest level of network usage reporting detail, flexibility and scalability available today. We believe we are currently the only company offering an integrated product that provides both Internet usage management and telephone call accounting capabilities. We intend to capitalize on the core technology of our existing products to provide additional functionality, such as management and analysis of data from web servers, VoIP switches and routers, VPN servers and e-mail servers. We believe that our experience in the network usage management industry and flexible core technology will enable us to continue to adapt our solutions as the network usage management needs of enterprises evolve.


     Expand Our Direct Sales Force and Capitalize on Our Direct Sales
Approach. Our direct sales organization currently consists of 38 sales professionals primarily employing a telephone and online sales approach. We have refined this approach over the past decade so that we can complete sales with little or no face-to-face contact, often performing online product demonstrations. This has allowed us to avoid expensive field office operations and travel. We routinely close transactions ranging from $1,000 to $50,000 over the telephone. Orders over $50,000 typically require only one or two direct visits with the customer. Web-based marketing is making our direct sales operation more productive by delivering sales information and trial products in a more timely and efficient manner. We intend to continue to expand our direct sales force rapidly in the next few years to increase sales of our Internet and integrated products.


     Increase Sales to Existing Customers. We have installed our products in over 14,000 customer locations. Prior to 1999, our sales efforts were focused primarily on call accounting. As a result, over 75% of our customers have only purchased our call accounting products. We have been successful selling call accounting upgrades to this customer base in a cost effective manner. We believe this large base of existing call accounting customers represents an excellent opportunity to sell Internet usage management products as well. In 1999, we began to focus a portion of our direct sales force on generating additional sales from our existing customer base. This group will continue to place primary emphasis on selling our Internet and integrated network usage management solutions.


     Strengthen and Expand Strategic Distribution and Marketing
Relationships. A number of leading network and network security product vendors help us distribute and market our products by bundling them with their own products, selling our products through their sales forces and promoting our products at trade shows, seminars and through their web sites. We also sell our products worldwide through a growing number of network resellers, systems integrators and distributors. We intend to pursue additional strategic distribution and marketing relationships both domestically and internationally, and to expand the scope of our existing relationships in order to complement our direct sales capabilities and expand our customer base.

     Expand Internet Marketing and E-Commerce Capabilities. We intend to continue to use the Internet to build our brand awareness, generate leads for our direct sales force and resellers and generate web sales. We utilize a variety of web-based advertising and marketing programs along with web site links and traditional marketing programs to attract prospects and customers to our web site. In addition to obtaining general information about our products, users are able to download our products for a 30-day trial period. Our web site has proved to be the most productive source of prospects for our direct sales force and therefore, we expect to significantly expand our web marketing programs. We also plan to begin accepting and fulfilling orders via the Internet before the end of 1999.

PRODUCTS

     Our principal Telemate.Net products are as follows:

             PRODUCT                                     DESCRIPTION
  TELEMATE.NET QUICKVIEW          QuickView is designed for organizations that require data
                                  collection from a single data source, have moderate
                                  requirements for the storage of usage data and are
                                  satisfied with basic usage reports. Because QuickView
                                  operates on Microsoft's Windows 95, 98 and NT operating
                                  systems, it is suitable for most small business users.
                                  Customers may choose to report on one of the following
                                  data sources from a variety of manufacturers: firewalls,
                                  proxy servers, intrusion detection products or PBXs.
                                  QuickView may be easily upgraded to QuickView Plus,
                                  WorkGroup or Enterprise using an activation code.
  TELEMATE.NET QUICKVIEW PLUS     QuickView Plus is designed for customers that have basic
                                  reporting needs and moderate data storage requirements
                                  but also require reporting on multiple data sources.
                                  QuickView Plus allows a user to collect, analyze and
                                  report on usage data from multiple firewalls, proxy
                                  servers, intrusion detection devices or PBXs. Data
                                  sources may be of a single type or a combination of types
                                  and manufacturers. QuickView Plus may be easily upgraded
                                  to WorkGroup or Enterprise using an activation code.
  TELEMATE.NET WORKGROUP          WorkGroup is designed for small to mid-size organizations
                                  that require large volumes of data storage and seek
                                  extensive network usage reporting. It provides the same
                                  general features as QuickView and also provides
                                  information and reports on usage, traffic and security
                                  violations. WorkGroup allows allocation of Internet usage
                                  costs and includes more than one hundred standard
                                  reports. WorkGroup integrates the features of the
                                  QuickView products to provide one solution for multiple
                                  data sources. WorkGroup may be easily upgraded to
                                  Enterprise using an activation code.
  TELEMATE.NET ENTERPRISE         Enterprise is designed for most mid-size to large
                                  enterprises seeking a more complete network usage
                                  management solution. It includes over 200 reports, a URL
                                  categorization database, third-party billing, allocation
                                  of equipment and overhead costs, and a custom report
                                  writing tool, currently Seagate Software, Inc.'s Crystal
                                  Reports Professional 7, in addition to the general
                                  features found in WorkGroup.

     In addition to our Telemate.Net products, we also offer the following add-on functionality:

     Additional Data Source Modules. Additional data source modules may be purchased to expand QuickView Plus, WorkGroup or Enterprise to collect data from additional firewalls, proxy servers, intrusion detection products or PBXs.

     URL Categorization. Telemate.Net offers a uniform resource locator, or URL, categorization database, which groups hundreds of thousands of Internet addresses into 28 categories such as travel, shopping, hate and discrimination, pornography, sports, gambling and employment agency sites. Telemate.Net then reports on Internet usage by category, thus allowing companies to identify misuse and abuse of their networks. These URLs are updated on a daily basis.

     Advanced Asset Manager. Advanced Asset Manager is a cable and connectivity management software solution that allows network managers to graphically view the location of network cables and circuits within the business' facility. Advanced Asset Manager documents cable and circuit routes, multiple network layouts, availability of spare circuits, work orders, technician assignment, and hardware inventory.

SERVICES

     We currently provide installation, training and technical support services for our customers. These services have been a growing source of recurring revenue for us. We intend to continue to improve our support staff's technical knowledge and problem solving abilities to ensure that our customers remain satisfied with our products and services. In addition, we intend to develop web-based training, installation and custom report generation services that will expand current customer training seminars and installation services. Technical support is provided under annual maintenance contracts that provide customers with access to telephone support and product updates. In addition, we intend to expand the customer service capabilities of our web site to enable customers to initiate service requests, obtain answers to frequently asked questions and obtain product updates over the Internet.

TECHNOLOGY

     Our core technology is designed to allow businesses to easily extract needed data from a wide range of network data sources and translate it into a standardized format. This standardized data is then enhanced by linking it to an organizational directory and other relevant information and storing it in a database. Our flexible and powerful reporting engine extracts the specific information needed and generates a report, which can then be distributed to management in a variety of formats.

     Telemate.Net's core technology has four major modules:

          Data Collection and Reformatting Module. The data collection and reformatting module extracts data from a variety of data sources. Because the data is initially extracted in different formats, Telemate.Net converts the data into a standard format so it can be integrated for use within our application.

          Processing and Database Module. The processing and database module has the following components:

        - Directory: The directory allows Telemate.Net to link sources of network activity, such as user identifications, Internet addresses and telephone extensions, to specific individuals, departments, divisions and companies. The directory also contains a history function that keeps track of these links as they change so that these sources are properly linked to the owner of the source at that time.

        - Costing: Our costing capability assigns a cost to each voice or data transaction, which allows organizations to allocate network expenses. A variety of costing methods are available that can be tailored to the organization's needs and preferences.

        - Alarms: Our product has the ability to establish PBX activity levels and, if these levels are exceeded, alert management of this occurrence via e-mail or beeper. This feature aids in the detection of hacking and potential fraud conditions. We plan to extend this alarm functionality to Internet data sources during the first half of 2000.

        - Domain Name Server Lookup: Telemate.Net performs several types of Domain Name Server, or DNS, lookup. A DNS maintains a database that correlates numerical Internet addresses with the equivalent URL, or "www.", address. If the data collected from a data source includes only the numerical Internet address of a destination web site, Telemate.Net will search the external DNS to obtain the equivalent URL address and include it in the data record. For example, if the data collected reveals a numerical address of 209.17.193.130, the DNS lookup function will provide the more commonly used URL address of www.telemate.net.

        - URL Categorization: We provide a database of several hundred thousand URLs that is updated daily. These URLs are grouped into 28 different categories. This allows companies to detect unwanted usage of their networks. As information from a data source is added to the activity database, this URL categorization database is searched and the proper category is added to the record.

        - Automated Operations: Most application functions can be executed automatically on a specific schedule set by the user. Such functions include

           -- collection of data from a data source;

           -- processing of that data;

           -- generation and distribution of specific reports to management; and

           -- purging of processed data to manage the size of the database.

         For example, the user can specify that on the tenth day of each month the system will purge all of the detailed records older than 60 days, or that every Monday the system will distribute a weekly departmental summary via e-mail to all department managers.

        - Embedded Database: Under an original equipment manufacturer agreement with Microsoft, we embed Microsoft's SQL database in our Telemate.Net products. Our QuickView product includes the Microsoft SQL 7.0 MSDE desktop database while our WorkGroup and Enterprise products include the full Microsoft SQL 7.0 Server database. Telemate.Net is designed to allow us to efficiently integrate other databases, such as a UNIX-based Oracle database, in the future.

        - Multiprocessing: As the number of data sources and the volume of data on a network increase, Telemate.Net has the ability to distribute both processing and reporting onto multiple PCs to balance the workload and further enhance scalability.

          Reporting Engine Module. Our reporting engine is currently designed for use with Seagate's Crystal Reports, a reporting tool. This means that users do not have to learn Crystal's command language or the structure of the SQL Server database in order to use our products. Telemate.Net's reporting engine:

        - incorporates more than 200 standard reports and templates designed and refined over time with input from our customers;

        - provides a filtering capability that allows the user to easily modify the standard reports thereby customizing the report to provide the specific information needed;

        - allows users to create new reports or to modify existing report templates using Crystal Reports Professional; and

        - allows any customized report format to be stored and accessed at a future time or scheduled for automated execution and distribution.

          Interface Module. Telemate.Net employs an easy to use, functionally-rich user interface, featuring the multi-paneled style used in Windows applications. We utilize third-party interface tools to create a familiar "look and feel" to the product. The interface is designed so that users can operate our application and generate reports with a minimal amount of training.

CUSTOMERS

     We have installed our products in over 14,000 customer sites. Our customers represent most major commercial, industrial and service categories and typically have more than 100 employees. In 1998, no one customer accounted for more than 5% of our annual revenue. The following table sets forth some of our current customers who have purchased $5,000 or more in products and services from us in the last three years:


CALL ACCOUNTING                            INTERNET/INTEGRATED
American Red Cross                         Arrow Electronics
AT&T Wireless Services                     Arthur Andersen
Castlerock Entertainment                   BellSouth Business Systems
Dun and Bradstreet                         Coca-Cola Bottling
Eastman Kodak                              Cox Communications
Ericsson                                   Dayton Hudson
Federal Reserve Bank Atlanta               Emerson Power Transmission
Kaiser Permanente                          General American Life
Merck                                      Georgia-Pacific
National Geographic                        International Paper
PricewaterhouseCoopers                     Parke-Davis Pharmaceutical Research
Snap-On                                    Philip Morris
Solo Cup                                   Sears Roebuck
Tommy Hilfiger USA                         SmithKline Beecham
U.S. Air National Guard                    U.S. Army


SALES AND MARKETING

     We conduct our sales efforts through a combination of direct sales and arrangements with network resellers, systems integrators and distributors. Our direct sales force primarily employs a telephone and online sales approach and prior to 1999 was primarily focused on the sale of our call accounting applications. We have recently developed sales teams focused on large account and government agency sales, sales of our Internet and integrated products and sales of additional products and functionality to our existing customer base.

     Large Enterprise and Government Sales. We expect that enterprises with more than 1,000 employees will comprise almost half of the revenue opportunity in the network usage management market over the next five years. According to the most recent U.S. census data, these 6,700 large enterprises represent more than 650,000 potential installations in the United States. In recent years we have enhanced the scalability and functionality of our products to better address the needs of these large enterprises. As a result, our sales to large enterprises have increased over the past several years, leading to an increase in our average sales price.

     Mid-size Enterprise Sales. We continue to focus on enterprises with 100 to 1,000 employees. We expect these mid-size enterprises will represent almost half of the revenue opportunity in the network usage management market over the next five years. According to estimates from the U.S. Census Bureau, this market includes over 70,000 companies. We intend to increase our use of web-based marketing to pursue these mid-size enterprises.

     Installed Base Sales. We have established a separate sales team that focuses exclusively on selling additional products to our existing customers. We believe there is a significant opportunity to upgrade our installed base of customers to the latest generation of our software. In addition, as our customers' networks grow, we expect to sell additional functionality and data sources to these customers. As we expand our web-based marketing and customer support activities, we expect to be able to more efficiently identify qualified prospects for upgrades.

     E-Commerce Sales. To augment our direct sales efforts, we are expanding our capabilities to market and execute sales transactions via our web site. Our initial e-commerce sales focus will address support contract renewals, low-priced product upgrades and sales of entry-level products. Over time, as customers become accustomed to e-commerce transactions, we expect that some of our mid-sized and large enterprise business will flow through our web site. Because existing customers can easily upgrade features or add data sources utilizing an activation code, we expect installed base e-commerce to grow rapidly over the next few years.

     Network Resellers and Distributors. While our direct sales force is expected to continue to generate a large proportion of our future revenue, we are increasingly employing indirect distribution channels worldwide as an important complement to our direct sales force. We have established a team of distribution sales representatives that is developing relationships with and providing sales support to network resellers, systems integrators and distributors. While most of our efforts have been focused within the United States, we added five international distributors in the first six months of 1999. We intend to accelerate the expansion of both our international and domestic distribution channels over the next few years.

     Strategic Distribution and Marketing Relationships. Leading networking and network security product vendors, including AXENT Technologies, Check Point Software, Cisco Systems, Lucent Technologies, Microsoft and Network Associates, help to market and distribute our products. These companies assist in the sales and marketing of our products by bundling them with their own products, selling our products through their sales forces and promoting our products at trade shows, seminars and through their web sites. However, because we do not have written agreements with most of these parties, we cannot guarantee that these relationships will continue at all or on terms acceptable to us. We are currently working to expand our existing relationships and develop additional strategic relationships.

     Marketing. Our marketing efforts are focused on creating brand awareness and attracting prospective customers to our web site. While a large portion of our marketing budget will be dedicated to web-based and electronic marketing, we will continue to employ traditional marketing programs such as direct mail, trade shows, public relations and print advertising. However, these traditional marketing programs will focus on encouraging customers and prospects to visit our web site. As we expand our web-based marketing activities and add content relating to network usage management, we expect to attract more customers and prospective customers to our site. We anticipate this will generate qualified leads for our sales force to pursue as well as direct e-commerce business.

COMPETITION

     We believe that we are the only company that has developed an integrated network usage management solution for the Internet and voice networks. However, we do experience competition with companies that offer either Internet usage management or call accounting software. Our Internet usage management products primarily compete with other providers of Internet management software, including WebTrends, the SecureIT division of VeriSign, Elron Software, Talley Systems and Sequel Technology. Many of our competitors offer point products that only address a small segment of the market or only provide low-end summarization capabilities. Telemate.Net is scalable to large numbers of users while maintaining substantial amounts of data on each user and provides significantly more detail, history, organizational linking and flexible reporting capabilities than competing solutions. Our primary call accounting software competitors include IntegraTrak, ISI, MicroTel, Switchview, Telco Research, Verimark, Xiox and Xtend. Most of these companies offer products that are functionally similar to Telemate.Net's prior generation of software. With the introduction of our integrated Internet usage management and call accounting product, we believe we have a competitive advantage over those companies that offer call accounting-only software.

INTELLECTUAL PROPERTY

     We currently have a pending United States patent application that seeks to protect inventions underlying the integration of voice and network data reporting technology in our Telemate.Net product. We currently do not have any issued patents. We have obtained federal registration for the Telemate and Telemate.Net marks. We view our technology as proprietary and rely on a combination of trade secret, copyright, patent and trademark laws, non-disclosure agreements and contractual provisions to establish and protect our proprietary rights. When we license our products, we use a signed license agreement with a select number of our customers and a standard printed or electronic license containing confidentiality terms customary in the industry for all other users in order to protect the proprietary rights in our technology. We license our products in a format that does not permit the user to change the software code. In addition, because we treat the source code for our products as a trade secret, all employees and third parties who require access to the source code are first required to sign non-disclosure agreements.

HUMAN RESOURCES


     As of August 31, 1999, we employed 149 persons, including 24 in product development, 46 in services and support, 56 in sales and marketing, 10 in operations and 13 in finance and administration. None of our employees is subject to a collective bargaining agreement. We consider our relations with our employees to be good.


FACILITIES

     We are headquartered in Atlanta, Georgia, where we lease approximately 33,000 square feet under a lease agreement expiring in September 2003. We have options to lease additional space in our current office complex, which should allow us to accommodate growth in the immediately foreseeable future. All of our employees work in the corporate headquarters.

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers and their respective ages as of the date of this prospectus are as follows:


                    NAME                       AGE                       POSITION
                    ----                       ---                       --------
David H. Couchman............................  53    Chairman of the Board
Richard L. Mauro.............................  56    Chief Executive Officer, President and Director
Richard J. Post..............................  44    Senior Vice President -- Finance and Operations,
                                                     Chief Financial Officer, Secretary and Treasurer
James A. Kranzusch...........................  54    Senior Vice President-Sales
Dean D. Rau..................................  64    Senior Vice President-Technology
L. Mark Newton...............................  46    Senior Vice President-Customer Support Services


---------------

     David H. Couchman is our founder and has served as Chairman of our Board of Directors since our inception in January 1986. Mr. Couchman served as our Chief Executive Officer from January 1986 until December 1996. Mr. Couchman has 29 years of computer sales and product management experience. Before founding Telemate.Net, Mr. Couchman held a number of executive systems, sales and marketing positions in several large corporations and startup companies, including Burroughs Corporation, a computer products company, (now Unisys) and On-Line Software International, an applications software company (acquired by Computer Associates). Mr. Couchman holds a bachelor's degree in Business Administration and Industrial Relations from the University of Maryland.

     Richard L. Mauro has served as our Chief Executive Officer and President since December, 1996. He has served as a director of Telemate.Net since June 1999. He was President and Chief Operating Officer from March 1994, when he joined Telemate.Net, until December 1996. Mr. Mauro has 35 years of general management and sales, marketing, and engineering management experience. Prior to joining Telemate.Net, Mr. Mauro served as Chief Executive Officer and President of Insight Marketing Partners, Inc., a marketing and management consulting company he founded that focused on assisting early-stage software companies, from March 1990 until March 1994. From January 1986 until March 1990, Mr. Mauro was Vice President-Marketing for INFORUM, a technology center in Atlanta. He began his career with the IBM Corporation in June 1964 where he held a variety of engineering, sales and product marketing management positions. During his last eight years at IBM, he focused on PC-related products, including leading the PC merchandising function for IBM's retail product centers. Mr. Mauro holds a bachelor's degree in Electronic Engineering from Manhattan College and a master's degree in Industrial Administration from Union College.

     Richard J. Post has served as our Senior Vice President -- Finance and Operations, Chief Financial Officer, Secretary and Treasurer since June 1999. From September 1996 until February 1999, Mr. Post served as Senior Vice President, Chief Financial Officer, Secretary and Treasurer of MedCath Incorporated, a cardiovascular services company. From 1986 to 1996, Mr. Post was employed as an investment banker, assisting clients with a wide variety of public and private debt and equity financings and merger and acquisition transactions. From January 1994 until September 1996, he served as Senior Vice President, Investment Banking, Corporate Finance Group of Price Waterhouse LLP, an accounting and consulting firm. From February 1992 until January 1994, he served as Senior Manager in the Corporate Finance Department of Ernst & Young, an accounting and consulting firm. From August 1988 until February 1992, he served as Vice President in the Investment Banking Department of Bear, Stearns & Co., Inc., an investment banking and securities brokerage firm. From September 1986 until August 1988, Mr. Post was an Investment Banking Associate at The First Boston Corporation, an investment banking and securities brokerage firm. Prior to his investment banking career, Mr. Post served as a Military Intelligence Officer in the United States Army. Mr. Post holds a bachelor's degree in English and Philosophy from the University of Notre Dame and an MBA from the Harvard Business School.

     James A. Kranzusch has served as our Senior Vice President-Sales since March 1998. Mr. Kranzusch has 29 years of sales management experience with both large corporations and early-stage ventures. Prior to joining Telemate.Net, Mr. Kranzusch served as founder and President of ClientView, Inc., an Atlanta sales consulting company, from March 1995 until March 1998. From March 1992 to March 1995, Mr. Kranzusch was Director of Major Accounts at Carter & Associates, a commercial real estate company in Atlanta. From September 1985 until February 1992, he was Executive Vice-President and General Manager for INFORUM, a technology center in Atlanta. Mr. Kranzusch was employed by the IBM Corporation from March 1970 until August 1985, most recently as Division Sales Director. Mr. Kranzusch holds a bachelor's degree in Business Administration from Auburn University and a master's degree in Business Policy from Columbia University.

     Dean D. Rau has served as our Vice President-Technology since September 1996. Mr. Rau has 40 years of experience managing the planning, design, development, testing and support of software products. Prior to joining Telemate.Net, Mr. Rau served as a Senior Project Manager with the Atlanta Committee for the Olympic Games from May 1993 until August 1996. Mr. Rau also served as Vice President-Development with Coin Dealership Systems, Inc., a software company, from August 1990 until May 1993. In addition, Mr. Rau was employed by the IBM Corporation from June 1959 until December 1989 in a number of application development management positions, including Senior Applications Development Manager. Mr. Rau holds a bachelor's degree in Business Administration from the University of Washington.

     L. Mark Newton has served as our Senior Vice President-Customer Support Services since September 1988. Mr. Newton has more than 20 years of experience in systems development and support management services. Prior to joining Telemate.Net, Mr. Newton served as Director of Telecommunications and Biomedical Electronics with Southern Baptist Hospital in New Orleans from February 1981 until September 1988. Mr. Newton has an associate's degree in Electronics Technology from the Oklahoma City Technical Center.

OTHER KEY MANAGEMENT PERSONNEL

     Joseph P. Wilder has served as our Assistant Treasurer since June 1999, Director of Finance since May 1999 and Controller since June 1998. He joined the Company as Assistant Controller in November 1997. Mr. Wilder has 25 years of accounting management experience. Prior to joining Telemate.Net, Mr. Wilder was Director-Finance with Mast Advertising & Publishing, Inc., an Atlanta directory publishing company, from May 1992 until July 1997 and served as an independent consultant from July 1997 until November 1997. From October 1977 until April 1992, Mr. Wilder was employed by Contel Corporation, a diversified telecommunications company, in a number of positions including Director-Internal Audit. He started his career with Price Waterhouse in St. Louis in 1973. Mr. Wilder has a bachelor's degree in Accounting from St. Louis University and is a CPA.

     Morten S. Jensen has served as our Director of Product Management since October 1998. He joined Telemate.Net in February, 1992 as a programmer and was promoted to the position of Director of our Internet usage management product line in February 1997. Prior to joining Telemate.Net, Mr. Jensen was employed as a programmer at Communications Management, Inc., a voice-mail service company in Atlanta, from December 1989 to February 1992. Mr. Jensen holds an associate's degree in Computer Science from Nicholls State University in Louisiana.

     Randall S. Schiff has served as our Director of Marketing Communications since May 1998. Prior to joining Telemate.Net, Mr. Schiff served as Director of Corporate Communications with Harbinger Corporation, an e-commerce company, from April 1996 to October 1997 and as Director of Marketing with IQ Software, Inc., a reporting software company, from February 1993 to April 1996. Mr. Schiff holds a bachelor's degree in Psychology from Miami University (Ohio) and an MBA from the Fuqua School of Business at Duke University.

     Sean S. O'Shea has served as our Director of Business Plans and Operations since joining the Company in September 1994. From January 1990 until September 1994, he was a senior accountant in

Atlanta with BDO Seidman, an international public accounting firm. Mr. O'Shea holds a bachelor's degree in Business Administration, Accounting and Finance from Emory University and is a CPA.

     John P. O'Reilly has served as our Director of Development since February 1997. He joined Telemate.Net in September 1987. He has been involved in the development of all four generations of our product line and was the overall project director for the Internet and integrated product introduced in 1998. Mr. O'Reilly holds a bachelor's degree in Computer Science from the University of Georgia.

     Raphael D. McAbee-Reher has been with us since our inception in January 1986, and, since October 1987, has served as a Vice President in our development organization. Mr. McAbee-Reher is a graduate of the Control Data Institute.

     Kent H. Jones has served as our Executive Director of Distribution Sales since January 1999. He joined Telemate.Net in October 1990 as a sales associate and served in a variety of sales and marketing management positions prior to assuming his most recent position. He received a bachelor's degree from North Central College and an MBA from Northern Illinois University.

     Gary D. Bartnick has served as our Director of National Account and Government Sales since October 1998. From October 1995 until October 1998, Mr. Bartnick held various positions with us, including Director of Business Development, Director of U.S. Sales and Director of Channel Sales. Prior to joining Telemate.Net in October 1995, Mr. Bartnick was employed as a Major Account Manager with Siemens AG, an international manufacturer with a focus on electrical engineering and electronics. Mr. Bartnick holds a bachelor's degree in Journalism from Ohio University.

     Jeff Miller has served as our Director of U.S. Sales since October 1997. He joined us in March 1995 as a direct sales representative and served as a Government Sales Manager from January 1996 to December 1996 and a National Sales Manager from January 1997 to October 1997. From March 1994 to March 1995, Mr. Miller held sales management positions with Morrison's, Inc., a restaurant services company in Atlanta. He attended Niagara College's school of management and business administration.

ELECTION OF DIRECTORS

     We intend to add Murali Anantharaman, James C. Davis and Larry Bradner as members of our Board of Directors within 90 days after the date of this prospectus. It will be necessary for us to appoint two of these or two other independent directors within the 90 day time period in order to maintain our listing on the Nasdaq Stock Market. Failure to appoint two such directors could result in the delisting of our common stock.


     Murali Anantharaman, age 42, has served as a General Partner with LiveOak Equity Partners, L.P., a venture capital firm that makes equity investments in emerging growth companies in the information technology and healthcare sectors, since he co-founded LiveOak in July 1998. From May 1987 to June 1998, Mr. Anantharaman was a partner in EGL Holdings, an Atlanta-based equity investment firm. Previously, Mr. Anantharaman was a Vice President with CSP International in New York, a management strategy consulting firm focused on information technology and communications companies. Mr. Anantharaman has served as a director of Simione Central Holdings, Inc., a developer of healthcare software, since October 1996. Mr. Anantharaman received a Bachelor's degree in Engineering from the University of Madras, a Master of Science degree in Operations Research from Case Western Reserve University and an MBA from the Harvard Business School.



     James C. Davis, age 47, has served as a principal with Buckskull Partners, an investment and advisory services firm, since March 1999. Mr. Davis previously served in a number of roles with Harbinger Corporation, an e-commerce company, including Group Executive -- Business Development from October 1998 until December 1998, President and Chief Executive Officer from March 1997 until October 1998, President of Group Operations from January 1995 until March 1997, President from January 1989 until December 1993, and Senior Vice President of Harbinger Computer Services, Inc. from May 1984 until December 1988. From January 1994 until January 1995, Mr. Davis served as a principal with Davis & Associates, an Atlanta consulting firm. Mr. Davis currently serves on the board of directors of

StoreSearch, an Internet services company. Mr. Davis holds a bachelor's degree in Engineering from Mississippi State University and an MBA from the Harvard Business School where he was a Baker Scholar.


     J. Lawrence Bradner, age 48, served as Chairman and Chief Executive Officer of Syntellect, Inc., a provider of enterprise call center systems and outsourced call center services, from March 1996 until May 1999. Mr. Bradner also served as President of Syntellect from March 1998 to May 1999. From 1991 until March 1996, Mr. Bradner was Chairman and Chief Executive Officer of Pinnacle Investment Associates and Telecorp Systems, Inc., a wholly owned subsidiary of Pinnacle, a provider of call center systems and outsourced pay-per-view ordering services for the cable and satellite television industries. From 1977 until 1990, Mr. Bradner was employed by Scientific-Atlanta, Inc., a provider of satellite, cable television and other telecommunications products based in Atlanta, Georgia. Mr. Bradner holds a bachelor's degree in Industrial and Systems Engineering from the Georgia Institute of Technology and an MBA from the Harvard Business School.


TERMS OF DIRECTORS

     Concurrent with the effective date of this offering, the Board of Directors will be divided into three classes, with members serving for staggered three-year terms. Following the proposed election of Messrs. Anantharaman, Davis and Bradner to the Board of Directors, it is expected that the Board will be comprised of one Class I director, Mr. Davis, two Class II directors, Messrs. Mauro and Bradner, and two Class III directors, Messrs. Couchman and Anantharaman. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the initial Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the 2000, 2001 and 2002 annual meetings of shareholders, respectively. There are no family relationships between any of our directors or executive officers.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Audit Committee is expected to consist of Messrs. Couchman, Anantharaman and Davis. The Audit Committee will review, with our independent auditors, the scope and timing of audit services and any other services they are asked to perform. In addition, the Audit Committee will make annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year. The Compensation Committee is expected to consist of Messrs. Anantharaman and Davis. The Compensation Committee will review and evaluate the compensation and benefits of all our officers, review general policy matters relating to the compensation and benefits of our employees and make recommendations concerning these matters to our Board of Directors. The Compensation Committee also will administer our stock option plans. The Executive Committee is expected to consist of Messrs. Mauro and Couchman. The Executive Committee will have the authority to act on behalf of the Board of Directors in the management or direction of our business and affairs to the extent authorized by resolution of a majority of the Board of Directors and subject to any limitations imposed by the laws of the State of Georgia. We do not have a standing nominating committee.

COMPENSATION OF DIRECTORS

     We reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and any of its committees. We may in the future compensate directors who are not employed by us for their attendance at regular and special meetings. In addition, directors may participate in our 1999 Stock Incentive Plan. As of July 15, 1999, no options to acquire shares of common stock have been granted under this plan to directors of Telemate.Net.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee is or will be an executive officer of Telemate.Net.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation for the year ended December 31, 1998 for our President and Chief Executive Officer as well as our four other most highly compensated executive officers whose total annual salary and bonuses, determined at December 31, 1998, exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                      ANNUAL COMPENSATION       --------------------
                                     ----------------------     NUMBER OF SECURITIES      ALL OTHER
NAME AND PRINCIPAL POSITION           SALARY        BONUS        UNDERLYING OPTIONS    COMPENSATION(1)
---------------------------          --------     ---------     --------------------   ---------------
Richard L. Mauro...................  $180,000     $  70,200                --                 --
  President and Chief Executive
     Officer
David H. Couchman..................   140,000(2)     57,100(2)             --                 --
  Chairman of the Board
L. Mark Newton.....................   100,000        25,750                --                 --
  Senior Vice President-Support
     Services
Dean D. Rau........................    95,000        26,963                --                 --
  Vice President-Technology
James A. Kranzusch.................    96,846        18,644           180,000                 --
  Senior Vice President-Sales

---------------

(1) In accordance with SEC rules, the compensation set forth in the table does not include compensation in the form of perquisites or other personal benefits because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for such year.


(2) Represents payments for consulting services. As of June 15, 1999, Mr. Couchman no longer served as an employee of or as a consultant to us. Mr. Couchman does not receive any compensation for his service as Chairman of the Board other than reimbursement for reasonable out-of-pocket expenses incurred in attending meetings of the Board or a committee thereof. However, if the Board determines that directors who are not employed by us will be paid for their attendance at meetings, then it is anticipated that Mr. Couchman would be eligible to receive such payments.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth all individual grants of stock options during the year ended December 31, 1998, to each of the Named Executive
Officers:

                                                    INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                  -----------------------------------------------------     VALUE AT ASSUMED
                                  NUMBER OF     PERCENT OF                                ANNUAL RATES OF STOCK
                                  SECURITIES   TOTAL OPTIONS                               PRICE APPRECIATION
                                  UNDERLYING    GRANTED TO     EXERCISE OR                 FOR OPTION TERM(2)
                                   OPTIONS     EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------
NAME                              GRANTED(1)    FISCAL YEAR     PER SHARE       DATE         5%          10%
----                              ----------   -------------   -----------   ----------   ---------   ---------
Richard L. Mauro................        --           --              --            --           --          --
David H. Couchman...............        --           --              --            --           --          --
L. Mark Newton..................        --           --              --            --           --          --
Dean D. Rau.....................        --           --              --            --           --          --
James A. Kranzusch..............   180,000         26.7%          $0.96       3/10/08     $108,673    $275,399

---------------

(1) All options were granted with exercise prices equal to or in excess of the fair market value of the common stock on the date of grant as determined by the Board of Directors.

(2) The potential realizable value is calculated based on the ten-year term of the option at the time of its grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option. The actual realizable value of the options based on the price to the public in this offering will substantially exceed the potential realizable value shown in the table.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

     The following table summarizes the value of the outstanding options held by the Named Executive Officers at December 31, 1998:


                                                                                 VALUE OF UNEXERCISED
                                          NUMBER OF SECURITIES UNDERLYING            IN-THE-MONEY
                                                UNEXERCISED OPTIONS                   OPTIONS AT
                                                AT FISCAL YEAR-END                FISCAL YEAR-END(1)
                                          -------------------------------    ----------------------------
NAME                                      EXERCISABLE    UNEXERCISABLE(2)    EXERCISABLE    UNEXERCISABLE
----                                      -----------    ----------------    -----------    -------------
Richard L. Mauro........................      --             725,955             --           $164,550
David H. Couchman.......................      --                  --             --                 --
L. Mark Newton..........................      --             282,315             --             63,991
Dean D. Rau.............................      --             193,380             --             16,760
James A. Kranzusch......................      --             180,000             --                 --


---------------

(1) Based on the estimated fair market value of our common stock as of December 31, 1998 of $0.96 per share, less the exercise price payable upon exercise of such options. Such estimated fair market value as of December 31, 1998 is substantially lower than the price to the public in this offering.


(2) All of the options listed in this column became exercisable subsequent to December 31, 1998.


STOCK OPTION AND OTHER COMPENSATION PLANS

     Stock Incentive Plan. Our Stock Incentive Plan became effective on December 29, 1994. The aggregate number of shares of our common stock reserved for issuance under the plan is 3,900,000 shares. The purpose of the plan is to provide incentives for our key employees, officers, consultants and directors and to promote our success, thereby benefiting shareholders and aligning the economic interests of the participants with those of the shareholders. The plan is administered by the Compensation Committee of the Board of Directors, which determines eligible participants, performance goals, measurement criteria, performance ratings and amount and timing of payments. Option grants under the plan are determined annually on the basis of our performance over the year in relation to pre-determined financial and operating goals. Options are granted under the plan at the sole discretion of the Compensation Committee. As of August 31, 1999, options to purchase 3,364,770 shares of our common stock were outstanding under the plan at a weighted average exercise price of $2.03 per share, and 362,844 shares of our common stock had been issued upon exercise of options granted under the plan.



     1999 Stock Incentive Plan. Our 1999 Stock Incentive Plan was approved by our shareholders on June 14, 1999. The aggregate number of shares of our common stock reserved for issuance under the 1999 Stock Incentive Plan is 1,000,000 shares. The number of shares of common stock available for issuance under the 1999 Stock Incentive Plan shall automatically increase on the first day of each fiscal year, beginning with fiscal year 2000, by a number of shares equal to 5% of the total number of shares of our common stock outstanding on the last day of the preceding fiscal year, unless the Board of Directors determines to limit or forego this increase. The 1999 Stock Incentive Plan was adopted to provide incentives for key employees, officers, consultants and directors to promote our success. Awards granted under the 1999 Stock Incentive Plan may be either restricted stock or options intended to qualify as "incentive stock options" or nonqualified stock options. As of August 31, 1999, 245,000 shares of our common stock were subject to outstanding options under the 1999 Stock Incentive Plan at a weighted average exercise price of $11.50 per share, and no shares of our common stock had been issued upon exercise of options granted under the plan.


EMPLOYMENT AGREEMENTS

     Both Messrs. Couchman and Mauro have signed agreements with us restricting their ability to compete with us or to solicit our customers or employees during their employment with us and for a period of two years thereafter. All of our principal employees, including other executive officers, are required to sign an agreement with us restricting the ability of the employee to compete with us or to solicit our customers or employees during his or her employment and for a period of one year thereafter. The agreement also provides for our ownership of the work product of the employee, an assignment to us of intellectual property, and a prohibition from the disclosure of our trade secrets and confidential information.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our Amended and Restated Articles of Incorporation provide that the liability of our directors for monetary damages shall be limited to the fullest extent permissible under Georgia law and that we may indemnify our officers, employees and agents to the fullest extent permitted under Georgia law.

     Our Amended and Restated Bylaws provide that we must indemnify our directors against all liabilities to the fullest extent permitted under Georgia law and that we must advance all reasonable expenses incurred in a proceeding where the director was either a party or a witness because he or she was a director. In addition, we have entered into indemnification agreements with our directors and certain of our officers providing indemnification to the fullest extent permitted by applicable law and also setting forth procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.


     We do not currently maintain a directors' and officers' liability insurance policy but we intend to purchase such insurance, in the amount of $5.0 million, in the near future.

                           RELATED PARTY TRANSACTIONS

     On June 16, 1999, we issued and sold 150,000 shares of Series A Preferred Stock in a private placement to LiveOak Equity Partners, L.P. for an aggregate price of $3.0 million. We intend to add Murali Anantharaman, a principal of LiveOak, to our Board of Directors following this offering. The shares of Series A Preferred Stock held by LiveOak will automatically convert into 450,000 shares of common stock concurrently with this offering. The private placement is described more fully below.

     Also on June 16, 1999, Telemate.Net redeemed an aggregate of 600,000 shares of common stock held by David H. Couchman, our Chairman and a principal shareholder, and his spouse for $4.0 million. The redemption was funded from our proceeds from the sale of the Series A Preferred Stock in the private placement.

     On June 21, 1999, we issued and sold 75,000 shares of common stock to James
C. Davis for an aggregate price of $500,000. We intend to add Mr. Davis to our Board of Directors following this offering.

     In the past, we have loaned money to our shareholders for such purposes as providing funds for the exercise of vested stock options in accordance with our Stock Incentive Plan and reconciling an S corporation distribution error. As of August 3, 1999, Richard L. Mauro, our Chief Executive Officer and President, had an outstanding balance of $47,000, pursuant to these loans. The loans are evidenced by recourse promissory notes and accrue interest at 110% of the long term applicable Federal Rate as adjusted each January. Mr. Mauro's loans, which were made to provide funds for him to exercise stock options, are recourse loans and are secured by the stock acquired through the loans. Mr. Mauro intends to repay his loans with his proceeds from the sale of his shares in this offering.

     Our Board of Directors has adopted a resolution whereby all future transactions with related parties, including any loans from us to our officers, directors, principal shareholders or affiliates, must be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors, if required by law, or a majority of the disinterested shareholders and must be on terms no less favorable to us than could be obtained from unaffiliated third parties.

S CORPORATION DISTRIBUTION AND TERMINATION OF S CORPORATION STATUS


     On June 16, 1999, we terminated our S corporation status for federal and state income tax purposes. We made distributions of $270,000 to those persons who were shareholders on the date the S corporation status was terminated, including an aggregate of $214,000 to our executive officers and directors; $265,000 of the overall amount reduced existing loans outstanding and $5,000 was paid in cash. As a result of our S corporation termination, we reclassified accumulated deficit (limited to the amount of paid in capital) of $296,000 to additional paid-in capital.


PRIVATE PLACEMENT OF SERIES A PREFERRED STOCK

     On June 16, 1999, we completed the private placement of 300,000 shares of our Series A Preferred Stock to three institutional investors. The private placement resulted in gross proceeds to us of $6.0 million and net proceeds of approximately $5.9 million after payment of expenses related to the private placement. Of these proceeds, $4.0 million was used to redeem 600,000 shares of common stock held by David Couchman and his spouse. The remaining proceeds will be used to fund working capital. The Series A Preferred Stock will convert to 900,000 shares of common stock concurrently with this offering.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth information with respect to the beneficial ownership of our common stock as of August 31, 1999, and as adjusted to reflect the sale of the common stock being offered hereby, by: (a) each of our directors; (b) each of our Named Executive Officers; (c) each person we intend to add to our Board of Directors following this offering; (d) all those known by us to be beneficial owners of more than five percent of the outstanding shares of our common stock; (e) the selling shareholders; and (f) all of our executive officers and directors as a group.



                                                        SHARES                                 SHARES
                                                  BENEFICIALLY OWNED                     BENEFICIALLY OWNED
                                                 PRIOR TO OFFERING(1)    SHARES TO BE   AFTER THE OFFERING(1)
                                                 ---------------------   SOLD IN THE    ---------------------
NAME                                               SHARES     PERCENT      OFFERING       SHARES     PERCENT
----                                             ----------   --------   ------------   ----------   --------
OFFICERS AND DIRECTORS:
David H. Couchman(2)...........................  2,017,668      53.6%           --      2,017,668      28.5%
Melanie Noble-Couchman(3)......................  2,017,668      53.6            --      2,017,668      28.5
Richard L. Mauro(4)............................    885,000      19.7        90,000        795,000      10.2
James A. Kranzusch(5)..........................    180,000       4.6            --        180,000       2.5
Dean D. Rau(6).................................    195,000       4.9            --        195,000       2.7
L. Mark Newton(7)..............................    405,000      10.0        40,000        365,000       5.0
Murali Anantharaman(8).........................    450,000      11.9            --        450,000       6.4
James C. Davis.................................     75,000       2.0            --         75,000       1.1
J. Lawrence Bradner............................         --        --            --             --        --
Raphael McAbee-Reher(9)........................    480,000      12.2        50,000        430,000       6.1
LiveOak Equity Partners, L.P.(10)..............    450,000      11.9            --        450,000       6.4
Noro-Moseley Partners IV, L.P.(11).............    450,000      11.9            --        450,000       6.4
Noro-Moseley Partners IV-B, L.P.(12)...........    450,000      11.9            --        450,000       6.4
Sirrom Investments, Inc.(13)...................    122,448       3.2        24,000         98,448       1.4
John P. O'Reilly(14)...........................    120,000       3.1        12,000        108,000       1.5
All directors and executive officers as a group
  (6 persons)(15)..............................  3,682,668      72.8%      130,000      3,552,668      42.0%


---------------


 (1) For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding prior to the offering includes
     (a) 2,867,844 shares outstanding as of August 31, 1999; (b) 900,000 shares issuable upon the automatic conversion of 300,000 shares of Series A Preferred Stock concurrently with this offering; and (c) shares issuable by Telemate.Net pursuant to options held by the respective person or group that may be exercised within 60 days following August 31, 1999. The number of shares of common stock deemed outstanding after this offering includes an additional 3,284,000 shares that are being offered for sale by Telemate.Net in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to such shares. Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise set forth herein, the mailing address of the named beneficial owner is c/o Telemate.Net Software, Inc., 4250 Perimeter Park South, Suite 200, Atlanta, Georgia 30341.



 (2) Includes 157,668 shares held by Melanie Noble-Couchman, Mr. Couchman's spouse, 528,000 shares held by The Melanie J. Noble-Couchman Family Trust and 528,000 shares held by The David Hall Couchman Family Trust, with respect to each of which Mr. Couchman disclaims beneficial ownership. Mr. Couchman has granted the underwriters an option to purchase up to 90,000 shares pursuant to the underwriters' over-allotment option.

 (3) Includes 804,000 shares held by David H. Couchman, Ms. Noble-Couchman's spouse, 528,000 shares held by The Melanie J. Noble-Couchman Family Trust and 528,000 shares held by The David Hall Couchman Family Trust, with respect to each of which Ms. Noble-Couchman disclaims beneficial ownership. Ms. Noble-Couchman has granted the underwriters an option to purchase up to 10,000 shares pursuant to the underwriters' over-allotment option.


 (4) Includes 725,955 shares issuable upon the exercise of presently exercisable options.


 (5) Includes 171,444 shares issuable upon the exercise of presently exercisable options.


 (6) Includes 193,380 shares issuable upon the exercise of presently exercisable options.


 (7) Includes 282,315 shares issuable upon the exercise of presently exercisable options.



 (8) Includes 450,000 shares held by LiveOak Equity Partners, of which Mr. Anantharaman is a general partner.



 (9) Includes 170,445 shares issuable upon the exercise of presently exercisable options.



(10) The mailing address for LiveOak Equity Partners is 2500 North Winds Parkway, Suite 325, Alpharetta, Georgia 30004.



(11) Includes 75,000 shares held by Noro-Moseley Partners IV-B, an entity affiliated with Noro-Moseley Partners IV. The mailing address for Noro-Moseley Partners is 4200 Northside Parkway, NW, Nine North Parkway Square, Atlanta, Georgia 30327.



(12) Includes 375,000 shares held by Noro-Moseley Partners IV, an entity affiliated with Noro-Moseley Partners IV-B.



(13) Includes 122,448 shares currently issuable upon exercise of a warrant at an exercise price of $0.003 per share. The mailing address for Sirrom Investments, Inc. is 500 Church Street, Suite 200, Nashville, Tennessee 37219.



(14) Includes 102,405 shares issuable upon the exercise of presently exercisable options.



(15) Includes an aggregate of 1,373,094 shares issuable upon the exercise of presently exercisable options.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     Our authorized capital stock consists of (a) 100,000,000 shares of common stock, $.01 par value per share, and (b) 20,000,000 shares of preferred stock, $.01 par value per share. As of August 31, 1999, we had 2,867,844 shares of common stock issued and outstanding, which excludes the 900,000 shares of common stock issuable upon conversion of preferred stock, and 300,000 shares of preferred stock issued and outstanding. The following summary is a description of the material terms of our capital stock and is subject to, and qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this prospectus is a part.


COMMON STOCK

     Holders of shares of our common stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of our shareholders. Subject to the rights of any holders of preferred stock, the holders of shares of common stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by us out of funds legally available therefor. In the event of our dissolution, liquidation or winding up, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares of common stock to be issued by us in connection with this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized, subject to limitations prescribed by laws, without further shareholder approval, to issue from time to time up to an aggregate of 20,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Telemate.Net. We currently have no plans to issue any additional shares of preferred stock.

WARRANT

     On March 27, 1998, we issued to Sirrom Investments, Inc. a warrant to purchase shares of our common stock. The number of shares issuable pursuant to the exercise of this warrant increases on the anniversary date of the warrant each year that the loan remains outstanding up to May 31, 2003. Under the warrant, as amended on June 14, 1999, a maximum of 557,376 shares may be issued under the warrant at an exercise price of $0.003 per share. Currently, 122,448 shares of our common stock are issuable under the warrant. The warrant was issued in connection with our loan agreement with Sirrom and expires on May 31, 2003.

REGISTRATION RIGHTS

     The holders of 2,923,668 shares of common stock are entitled to require us to file a registration statement to register all or a portion of such shares under the Securities Act. Such request can be made at any time following 180 days after the date of this prospectus. These holders are entitled to make only two demands for such registration in any 12-month period.

     In addition, the holders of 2,923,668 shares of common stock and the holders of (a) 105,000 additional shares of common stock and (b) a warrant presently exercisable for 122,448 shares of common stock are entitled to have such shares included in a registration statement filed by us, subject to restrictions contained in the warrant. These rights generally terminate on the date when the holder of the common stock is able to sell all of its shares without restriction on the number of shares or manner of sale under Rule 144 of the Securities Act.

     We are required to bear the expense of such registrations except for any underwriting discounts and commissions, which will be borne by the selling shareholders in proportion to the number of shares sold.

ANTI-TAKEOVER EFFECT OF ARTICLES OF INCORPORATION, BYLAWS AND GEORGIA LAW

     As noted above, our Board of Directors, without shareholder approval, has the authority under our Amended and Restated Articles of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of our common stock and could be issued with terms calculated to delay or prevent a change of control of Telemate.Net or make removal of management more difficult.

     Shareholder Meetings. Under our Amended and Restated Bylaws, the shareholders may call a special meeting only upon the request of holders of at least 35% of votes entitled to be cast on each issue proposed to be considered at the special meeting. Additionally, our Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President may call special meetings of shareholders.

     Requirements for Advance Notification of Shareholder Nominations and Proposals. Our Amended and Restated Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee thereof.

     Georgia Business Combination Statute. We have elected in our Amended and Restated Bylaws to be subject to provisions of Georgia law prohibiting various business combinations involving shareholders that have an economic interest in the transaction for a period of five years after the shareholder becomes an interested shareholder of Telemate.Net. A "business combination" includes, among other things, a merger or consolidation involving Telemate.Net and the interested shareholder and the sale of 10% or more of our assets. In general, the Georgia Business Combination Statute defines an "interested shareholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

     Georgia Fair Price Statute. We have elected in our Amended and Restated Bylaws to be subject to the "fair price" provisions under Georgia law. These provisions require that a "business combination" with an "interested shareholder" must be approved by directors of the company who will continue to be directors following the business combination and shareholders other than the interested shareholders. The fair price provisions do not restrict a business combination if the cash, stock or other property received by the company's shareholders meets various fair value criteria described in the statute.

     These charter provisions and provisions of Georgia law may have the effect of delaying, deterring or preventing a change of control of Telemate.Net.

LISTING

     Application has been made to include our common stock on the Nasdaq Stock Market under the trading symbol "TMNT."

TRANSFER AGENT AND REGISTRAR


     The transfer agent for our common stock is SunTrust Bank, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock will be developed or be sustained after this offering. Sales of substantial amounts of common stock in the public market after this offering, or the possibility of these sales occurring, could adversely affect prevailing market prices for the common stock or our future ability to raise capital through an offering of equity securities.


     After this offering, we will have outstanding an aggregate of 7,075,844 shares of common stock. Of these shares, the 3,500,000 shares offered hereby will be freely tradable in the public market without restriction under the Securities Act, unless these shares are held by "affiliates" of Telemate.Net, as that term is defined in Rule 144 under the Securities Act. The remaining 3,575,844 shares of common stock outstanding upon completion of this offering will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as Rules 144 or 701 under the Securities Act, which are summarized below.



     Pursuant to "lock-up" agreements, all our executive officers, directors, shareholders and employees, who collectively hold an aggregate of 3,575,844 restricted shares of our common stock, have entered into agreements with SoundView Technology Group, Inc. in which they have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of these shares for a period of 180 days from the date of this prospectus. SoundView Technology Group, Inc. may, in its sole discretion and at any time without prior notice, release all or any portion of the common stock subject to these lock-up agreements. SoundView Technology Group, Inc. currently has no plans to release any portion of the securities subject to these lock-up agreements. When determining whether or not to release shares from the lock-up agreements, SoundView Technology Group, Inc. will consider, among other factors, market conditions at the time, the number of shares proposed to be released or for which the release is being requested and a shareholder's reasons for requesting the release. We have also entered into an agreement with SoundView Technology Group, Inc. that we will not offer, sell or otherwise dispose of our common stock for a period of 180 days from the date of this prospectus.


     Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market upon completion of this offering will be as follows:

     - no shares eligible for sale without restriction;


     - approximately 2,463,813 shares will be eligible for sale 180 days after the date of this prospectus upon the expiration of lock-up agreements with the underwriters; and



     - approximately 1,112,031 shares will become eligible for sale thereafter at various times upon the expiration of their respective one-year holding periods.


     Following the expiration of the lock-up periods, shares issued upon exercise of options granted by us prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of these shares in reliance upon Rule 144 but without compliance with all of the restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144 a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner who is not an affiliate of Telemate.Net, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock, or approximately 70,617 shares immediately after this offering; or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about Telemate.Net. Under Rule 144(k), a person who is not deemed to have been an affiliate of Telemate.Net at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner who is not an affiliate of

Telemate.Net, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     We intend to file after the effective date of this offering a registration statement on Form S-8 to register approximately 4,900,000 shares of common stock issuable upon the exercise of outstanding stock options or reserved for issuance under our Stock Incentive Plan and 1999 Stock Incentive Plan. This registration statement will become effective automatically upon filing. Shares issued under the foregoing plan, after the filing of a registration statement on Form S-8, may be sold in the open market, subject to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by us.

     Following this offering, holders of an aggregate of 3,028,668 shares of outstanding common stock, and the holder of a warrant exercisable for 122,448 shares, will have rights to require us to register their shares for future sale. See "Description of Capital Stock" for a more complete description of the warrant.

                                  UNDERWRITING


     Upon the terms and subject to the conditions set forth in an underwriting agreement, the underwriters named below, for whom SoundView Technology Group, Inc., J.C. Bradford & Co. and The Robinson-Humphrey Company, LLC are acting as representatives, have severally agreed to purchase from us and the selling shareholders an aggregate of 3,500,000 shares of common stock. The number of shares of common stock that each underwriter has agreed to purchase is set forth opposite its name below:



                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
SoundView Technology Group, Inc. ...........................
J.C. Bradford & Co. ........................................
The Robinson-Humphrey Company, LLC..........................

                                                              =========
          Total.............................................  3,500,000


     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock, subject to legal considerations and various other conditions.

     We and the selling shareholders have agreed to indemnify the underwriters against liabilities stemming from untrue statements of fact or misleading insertions or omissions in the offering materials, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

     The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to initial sellers, who may include the underwriters, at
such price less a concession not to exceed $     per share. The underwriters and
those initial sellers may allow a concession upon resale to other, secondary
sellers not to exceed $     per share. After the initial public offering of the
shares offered hereby, the offering price and other selling terms may be changed by the representatives. The representatives have advised us that the underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary control.


     At our request, the underwriters have reserved up to 175,000 shares of common stock for sale at the initial public offering price to our directors, officers, employees, and their family members, as well as to vendors and suppliers with whom we do business. The number of shares of common stock available for sale to the general public will be reduced if such persons purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.



     The underwriting discount is equal to the public offering price per share of common stock minus the price per share of common stock paid by the underwriters. The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriters in connection with this offering and the proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                       PER SHARE   NO EXERCISE   FULL EXERCISE
                                                       ---------   -----------   -------------
Public offering price................................   $           $              $
Underwriting discount................................
Proceeds, before expenses, to us.....................


     Other expenses of this offering, including the registration fees, transfer agent fees and the fees of financial printers, counsel and accountants, payable by us are expected to be approximately $750,000.


     We and two existing shareholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of common stock at the initial public offering price less underwriting discounts and commissions. This option may be exercised solely for the purpose of covering over-allotments, if any, in connection with this offering. If this option is exercised, the first 100,000 shares will be sold by the selling shareholders and the remaining 425,000 shares will be sold by us. To the extent that the underwriters exercise this option, each of the underwriters will be committed, subject to the conditions enumerated in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

     This offering is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We have, along with our executive officers, directors and shareholders, agreed, subject to exceptions involving stock issued to employees in accordance with our stock incentive plans, not to: (1) offer, sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless or whether any of the transactions described in clause
(1) or (2) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this prospectus without the prior written consent of SoundView Technology Group, Inc. In addition, during such period, we have also agreed not to file any registration statement with respect to, and each of our executive officers, directors and certain of our shareholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of SoundView Technology Group, Inc.

     In connection with this offering, the underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which such persons may bid for or purchase shares of common stock for the purpose of stabilizing the market price for shares of common stock. The underwriters also may create a short position for the account of the underwriters by selling more shares of common stock in connection with this offering than they are committed to purchase from us and the selling shareholders, and in such case may purchase shares of common stock in the open market following the completion of this offering to cover all or a portion of the shares of common stock or by exercising the underwriters' over-allotment option referred to above. In addition, SoundView Technology Group, Inc., on behalf of the underwriters, may impose "penalty bids" under contractual arrangements with the other underwriters whereby it may reclaim from an underwriter or a seller participating in this offering for the account of the other, the selling concession with respect to shares of common stock that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if they are undertaken, may be discontinued at any time.

     Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock offered hereby was determined by negotiation among the selling shareholders, the representatives and us. The factors that were considered in determining the initial public offering price were prevailing market conditions, our revenue and earnings, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and prospects, the present state of our business operations, the history of and prospects for our business and the industry in which we compete, our management and other factors deemed relevant.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of the common stock offered hereby will be passed upon for us by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. Legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.

                                    EXPERTS

     The financial statements of Telemate.Net included in this prospectus to the extent and for the periods indicated in their reports have been audited by KPMG LLP, independent public accountants and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Telemate.Net and the common stock offered hereby, reference is made to the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices: Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. In addition, we are required to file electronic versions of these documents with the SEC through the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The SEC maintains a World Wide Web Site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Information concerning Telemate.Net is also available for inspection at the offices of the Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     We intend to furnish to our shareholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information.

                          TELEMATE.NET SOFTWARE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

FINANCIAL STATEMENTS:

Independent Auditors' Report................................   F-2

Balance Sheets..............................................   F-3

Statements of Operations....................................   F-4

Statements of Shareholders' Equity (Deficit)................   F-5

Statements of Cash Flows....................................   F-6

Notes to Financial Statements...............................   F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Telemate.Net Software, Inc.:

     We have audited the accompanying balance sheets of Telemate.Net Software, Inc. as of December 31, 1997 and 1998, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telemate.Net Software, Inc. as December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


June 18, 1999, except as to Note 1c, which is as of September 2, 1999

Atlanta, Georgia


                                                    /s/ KPMG LLP

                                                    KPMG LLP

                          TELEMATE.NET SOFTWARE, INC.

                                 BALANCE SHEETS


                                                         DECEMBER 31,
                                                   -------------------------     JUNE 30,       JUNE 30,
                                                      1997          1998           1999           1999
                                                   ----------    -----------    -----------    -----------
                                                                                (UNAUDITED)    (UNAUDITED)
                                                                                               (PRO FORMA)
                                                                                                (NOTE 11)
                                                  ASSETS
Current assets:
Cash and cash equivalents......................    $   77,724    $    45,593    $ 2,351,350    $ 2,351,350
Trade accounts receivable......................     1,630,544      1,904,252      2,981,413      2,981,413
Less: allowance for doubtful accounts and
  returns......................................       (60,000)       (95,000)      (206,915)      (206,915)
                                                   ----------    -----------    -----------    -----------
         Total accounts receivable.............     1,570,544      1,809,252      2,774,498      2,774,498
Prepaid expenses...............................        52,788         71,330        115,808        115,808
Other current assets...........................       151,259         55,614         42,552         42,552
                                                   ----------    -----------    -----------    -----------
         Total current assets..................     1,852,315      1,981,789      5,284,208      5,284,208
Property and equipment, net of depreciation and
  amortization.................................       629,723        590,910        597,367        597,367
Other assets...................................        99,463        102,218        534,818        534,818
                                                   ----------    -----------    -----------    -----------
                                                   $2,581,501    $ 2,674,917    $ 6,416,393    $ 6,416,393
                                                   ==========    ===========    ===========    ===========

                              LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Note payable to bank...........................    $       --    $    80,000    $        --    $        --
Accounts payable...............................       450,355        469,213        647,629        647,629
Accrued expenses and other liabilities.........       733,209        768,863      1,344,823      1,344,823
Deferred revenue...............................     2,140,754      2,390,071      3,424,346      3,424,346
                                                   ----------    -----------    -----------    -----------
         Total current liabilities.............     3,324,318      3,708,147      5,416,798      5,416,798
                                                   ----------    -----------    -----------    -----------
Long-term debt.................................            --        908,310        929,472        929,472
                                                   ----------    -----------    -----------    -----------
Redeemable stock purchase warrant..............            --        123,428        857,428             --
                                                   ----------    -----------    -----------    -----------
         Total liabilities.....................     3,324,318      4,739,885      7,203,698      6,346,270
                                                   ----------    -----------    -----------    -----------
Commitments and contingencies
Series A redeemable convertible preferred
  stock, par value $.01 per share, liquidation
  value $6,030,000, stated at current
  redemption value 300,000 shares designated,
  issued and outstanding at June 30, 1999; no
  shares issued and outstanding pro forma at
  June 30, 1999................................            --             --      5,950,000             --
Shareholders' equity (deficit):
Preferred stock, $.01 par value; 19,700,000
  authorized and undesignated, none issued.....            --             --             --             --
Common stock, $.01 par value; 100,000,000
  shares authorized, 3,261,813 shares issued at
  December 31, 1997, 1998, and 2,754,813 shares
  issued at June 30, 1999, and 3,654,813 shares
  issued, pro forma at June 30, 1999...........        32,618         32,618         27,548         36,548
Additional paid-in capital.....................       169,765        176,248        499,250      8,072,678
Retained earnings (accumulated deficit)........      (584,776)    (1,890,536)    (7,134,438)    (7,909,438)
Notes receivable and accrued interest from
  shareholders.................................      (360,424)      (383,298)      (129,665)      (129,665)
                                                   ----------    -----------    -----------    -----------
         Total shareholders' equity
           (deficit)...........................      (742,817)    (2,064,968)    (6,737,305)        70,123
                                                   ----------    -----------    -----------    -----------
                                                   $2,581,501    $ 2,674,917    $ 6,416,393    $ 6,416,393
                                                   ==========    ===========    ===========    ===========


                See accompanying notes to financial statements.

                          TELEMATE.NET SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS

                                                                                SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   JUNE 30,
                                   -------------------------------------    ------------------------
                                      1996         1997         1998           1998         1999
                                   ----------   ----------   -----------    ----------   -----------
                                                                                  (UNAUDITED)
Revenue:
  Product revenue................  $3,784,898   $4,890,198   $ 5,450,400    $2,565,639   $ 2,806,962
  Service revenue................   3,114,125    4,058,199     4,931,642     2,458,368     2,616,439
                                   ----------   ----------   -----------    ----------   -----------
       Total revenue.............   6,899,023    8,948,397    10,382,042     5,024,007     5,423,401
                                   ----------   ----------   -----------    ----------   -----------
Cost of revenue:
  Product costs..................     574,104      735,773       923,049       431,987       555,354
  Service costs..................     760,868    1,053,121     1,274,341       626,659       708,454
                                   ----------   ----------   -----------    ----------   -----------
       Total cost of revenue.....   1,334,972    1,788,894     2,197,390     1,058,646     1,263,808
                                   ----------   ----------   -----------    ----------   -----------
       Gross profit..............   5,564,051    7,159,503     8,184,652     3,965,361     4,159,593
                                   ----------   ----------   -----------    ----------   -----------
Operating expenses:
  Research and development.......     602,934    1,387,147     1,844,645       880,547       759,049
  Sales and marketing............   2,979,143    3,522,496     4,612,483     2,235,288     2,174,758
  General and administrative.....   1,861,106    2,230,498     2,926,106     1,523,419     1,690,274
                                   ----------   ----------   -----------    ----------   -----------
       Total operating
          expenses...............   5,443,183    7,140,141     9,383,234     4,639,254     4,624,081
                                   ----------   ----------   -----------    ----------   -----------
Operating income (loss)..........     120,868       19,362    (1,198,582)     (673,893)     (464,488)
Interest income (expense):
  Increase in redeemable stock
     purchase warrant............          --           --            --            --      (734,000)
  Other interest income..........      19,036       23,312        34,845         7,914        15,350
  Other interest expense.........      (3,807)      (4,483)     (142,023)      (49,583)      (92,841)
                                   ----------   ----------   -----------    ----------   -----------
       Total interest income
          (expense)..............      15,229       18,829      (107,178)      (41,669)     (811,491)
                                   ----------   ----------   -----------    ----------   -----------
       Net income (loss).........  $  136,097   $   38,191   $(1,305,760)   $ (715,562)  $(1,275,979)
                                   ==========   ==========   ===========    ==========   ===========
Basic net income (loss) per
  share..........................  $      .04   $      .01   $      (.40)   $     (.22)  $      (.40)
                                   ==========   ==========   ===========    ==========   ===========
Diluted net income (loss) per
  share..........................  $      .04   $      .01   $      (.40)   $     (.22)  $      (.40)
                                   ==========   ==========   ===========    ==========   ===========
Weighted average shares
  outstanding:
  Basic..........................   3,201,744    3,261,813     3,261,813     3,261,813     3,218,520
                                   ==========   ==========   ===========    ==========   ===========
  Diluted........................   3,434,403    3,732,768     3,261,813     3,261,813     3,218,520
                                   ==========   ==========   ===========    ==========   ===========
Unaudited pro forma net income
  (loss) data:
  Pro forma provision for
     (benefit from) income
     taxes.......................      98,000       (4,000)       13,000         7,000       (13,000)
  Pro forma net income (loss)....  $   38,097   $   42,191   $(1,318,760)   $ (722,562)  $(1,262,979)
                                   ==========   ==========   ===========    ==========   ===========
  Pro forma net income (loss) per
     share:
     Basic.......................  $      .01   $      .01   $      (.40)   $     (.22)  $      (.39)
                                   ==========   ==========   ===========    ==========   ===========
     Diluted.....................  $      .01   $      .01   $      (.40)   $     (.22)  $      (.39)
                                   ==========   ==========   ===========    ==========   ===========

                See accompanying notes to financial statements.

                          TELEMATE.NET SOFTWARE, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                                                                        NOTES
                                                                                       RETAINED      RECEIVABLE         TOTAL
                                                     COMMON STOCK       ADDITIONAL     EARNINGS      AND ACCRUED    SHAREHOLDERS'
                                                  -------------------    PAID-IN     (ACCUMULATED   INTEREST FROM      EQUITY
                                                   SHARES     AMOUNTS    CAPITAL       DEFICIT)     SHAREHOLDERS      (DEFICIT)
                                                  ---------   -------   ----------   ------------   -------------   -------------
BALANCE at December 31, 1995 (unaudited)........  3,156,150   $31,563   $   93,080   $  (242,479)     $ (44,721)     $ (162,557)
Issuance of common stock under stock incentive
  plan..........................................     57,141       570       41,436            --        (39,294)          2,712
Purchase and retirement of common stock.........    (15,492)     (155)     (13,106)           --         11,310          (1,951)
Notes receivable from shareholders..............         --        --           --            --       (140,000)       (140,000)
Distributions to shareholders...................         --        --           --      (516,585)            --        (516,585)
Accrued interest on shareholder notes...........         --        --           --            --         (4,077)         (4,077)
Net income......................................         --        --           --       136,097             --         136,097
                                                  ---------   -------   ----------   -----------      ---------      ----------
BALANCE at December 31, 1996....................  3,197,799   $31,978      121,410      (622,967)      (216,782)       (686,361)
Issuance of common stock under stock incentive
  plan..........................................     64,014       640       48,355            --        (44,041)          4,954
Notes receivable from shareholders..............         --        --           --            --        (83,780)        (83,780)
Accrued interest on shareholder notes...........         --        --           --            --        (15,821)        (15,821)
Net income......................................         --        --           --        38,191             --          38,191
                                                  ---------   -------   ----------   -----------      ---------      ----------
BALANCE at December 31, 1997....................  3,261,813    32,618      169,765      (584,776)      (360,424)       (742,817)
Grant of compensatory stock options.............         --        --        6,483            --             --           6,483
Accrued interest on shareholder notes...........         --        --           --            --        (22,874)        (22,874)
Net loss........................................         --        --           --    (1,305,760)            --      (1,305,760)
                                                  ---------   -------   ----------   -----------      ---------      ----------
BALANCE at December 31, 1998....................  3,261,813    32,618      176,248    (1,890,536)      (383,298)     (2,064,968)
Unaudited:
    Issuance of common stock for software
     product....................................     18,000       180      119,820            --             --         120,000
    Effects of change from S corporation to C
     corporation for income taxes:
      - Distributions...........................         --        --           --      (269,991)       265,272          (4,719)
      - Reclassification of accumulated deficit
       to additional paid-in capital............         --        --     (296,068)      296,068             --              --
    Purchase and retirement of common stock.....   (600,000)   (6,000)          --    (3,994,000)            --      (4,000,000)
    Sale of common stock........................     75,000       750      499,250            --             --         500,000
Accrued interest on shareholder notes...........         --        --           --            --        (11,639)        (11,639)
Net loss........................................         --        --           --    (1,275,979)            --      (1,275,979)
                                                  ---------   -------   ----------   -----------      ---------      ----------
BALANCE at June 30, 1999 (unaudited)............  2,754,813    27,548      499,250    (7,134,438)      (129,665)     (6,737,305)
Pro forma unaudited:
    Conversion of Series A redeemable
     convertible preferred stock to common
     stock......................................    900,000     9,000    5,941,000            --             --       5,950,000
    Rescission of put feature on redeemable
     stock purchase warrant, including
     additional
      charge for interest expense for assumed
     increase in warrant value..................         --        --    1,632,428      (775,000)            --         857,428
                                                  ---------   -------   ----------   -----------      ---------      ----------
BALANCE at June 30, 1999 Pro forma unaudited....  3,654,813   $36,548   $8,072,678   $(7,909,438)     $(129,665)     $   70,123
                                                  =========   =======   ==========   ===========      =========      ==========


                See accompanying notes to financial statements.

                          TELEMATE.NET SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                                    SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                         -------------------------------------   -----------------------
                                                            1996         1997         1998         1998         1999
                                                         -----------   ---------   -----------   ---------   -----------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)....................................  $   136,097   $  38,191   $(1,305,760)  $(715,562)  $(1,275,979)
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Depreciation and amortization......................      217,261     322,591       353,052     154,585       154,587
    Provision for bad debts and returns................       50,000      10,000        35,000      15,000       120,000
    Compensation on stock options......................           --          --         6,483          --            --
    Accrued interest on shareholder notes..............       (4,077)    (15,821)      (22,874)         --       (11,639)
    Amortization of discount on redeemable stock
      purchase warrant.................................           --          --        31,738      10,579        21,162
    Accretion of redeemable stock purchase warrant.....           --          --            --          --       734,000
    Loss on fixed asset disposal.......................           --          --           789          --            --
    Changes in assets and liabilities:
      (Increase) decrease in trade accounts
        receivable.....................................      (86,427)   (433,904)     (273,708)    118,013    (1,088,626)
      (Increase) decrease in prepaid expenses and other
        current assets.................................        3,363    (251,648)       77,103      18,603       (28,037)
      (Increase) decrease in other assets..............           --          --        23,568      71,148      (312,599)
      Increase (decrease) in accounts payable, accrued
        expenses, and other liabilities................      153,920     351,313        54,512    (167,623)      754,375
      Increase in deferred revenue.....................      282,963     100,292       249,317      56,465     1,034,275
                                                         -----------   ---------   -----------   ---------   -----------
        Net cash provided by (used in) operating
          activities...................................      753,100     121,014      (770,780)   (438,792)      101,519
                                                         -----------   ---------   -----------   ---------   -----------
Cash flows from investing activities:
  Purchases of property and equipment..................     (670,185)   (209,659)     (312,916)   (191,278)     (161,043)
  Proceeds from sale of asset..........................           --          --         7,000          --            --
                                                         -----------   ---------   -----------   ---------   -----------
        Net cash used in investing activities..........     (670,185)   (209,659)     (305,916)   (191,278)     (161,043)
                                                         -----------   ---------   -----------   ---------   -----------
Cash flows from financing activities:
  Proceeds (payments) from/on credit facility..........           --          --        80,000          --       (80,000)
  Proceeds from issuance of long-term debt, net........           --          --       964,565     964,565            --
  Proceeds from issuance of Series A redeemable
    convertible preferred stock, net...................           --          --            --          --     5,950,000
  Proceeds from issuance of common stock...............           --          --            --          --       500,000
  Proceeds from the exercise of stock options..........        2,712       4,954            --          --            --
  Shareholder distributions............................     (516,585)         --            --          --        (4,719)
  Purchase and retirement of common stock..............       (1,951)         --            --          --    (4,000,000)
  Notes receivable from shareholders...................     (140,000)    (83,780)           --          --            --
                                                         -----------   ---------   -----------   ---------   -----------
        Net cash provided by (used in) financing
          activities...................................     (655,824)    (78,826)    1,044,565     964,565     2,365,281
                                                         -----------   ---------   -----------   ---------   -----------
        Net (decrease) increase in cash................     (572,909)   (167,471)      (32,131)    334,495     2,305,757
Cash and cash equivalents at beginning of period.......      818,104     245,195        77,724      77,724        45,593
                                                         -----------   ---------   -----------   ---------   -----------
Cash and cash equivalents at end of period.............  $   245,195   $  77,724   $    45,593   $ 412,219   $ 2,351,350
                                                         ===========   =========   ===========   =========   ===========
Supplemental disclosure of cash -- cash paid for
  interest.............................................  $     3,807   $   4,483   $   110,283   $      --   $    71,682
                                                         ===========   =========   ===========   =========   ===========
Supplemental disclosures of significant noncash
  investing and financing activities:
  Discount on redeemable stock purchase warrant........  $        --   $      --   $   123,428   $ 123,428   $        --
                                                         ===========   =========   ===========   =========   ===========
  Financing costs withheld from long-term debt
    proceeds...........................................  $        --   $      --   $    35,435   $  35,435   $        --
                                                         ===========   =========   ===========   =========   ===========
  Reduction of notes from shareholders in exchange for
    cash distributions.................................  $        --   $      --   $        --   $      --   $   265,272
                                                         ===========   =========   ===========   =========   ===========
  Issuance of common stock in exchange for software....  $        --   $      --   $        --   $      --   $   120,000
                                                         ===========   =========   ===========   =========   ===========
  Cancellation of note from shareholder in exchange for
    treasury stock acquired............................  $    11,310   $      --   $        --   $      --   $        --
                                                         ===========   =========   ===========   =========   ===========


                See accompanying notes to financial statements.

                          TELEMATE.NET SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)  Business

     Telemate Software, Inc. (the "Company") develops, markets and supports integrated network usage management software which allows customers to manage the use of their voice and data networks. Organizations utilize the Company's products to help improve employee productivity, enhance network security, and control and recover network costs. In November 1998, the Company released its patent-pending software product, Telemate.Net(TM), which integrates call accounting and Internet usage management.

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates and revenues and expenses for the reporting periods to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     On May 7, 1999, the Company changed its name to Telemate.Net Software, Inc. from Telemate Software, Inc.

(b)  Summary of Significant Accounting Policies

  Unaudited Interim Information

     The interim financial statements (including notes to financial statements) of the Company for the six months ended June 30, 1998 and 1999, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 1999, and the results of its operations and its cash flows for the three months ended June 30, 1998 and 1999. Historical results are not necessarily indicative of the results to be expected in the future.

  Revenue Recognition and Deferred Revenues

     The Company recognizes revenue in accordance with The American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, and Statement of Position 98-4, Deferral of the Effective Date of a Provision of SOP 97-2.

     Product revenue primarily consists of software license revenue. Hardware sales are also included in product revenue and represent less than 10% of total revenue.

     Revenues derived from software license fees and hardware are recognized upon shipment. Revenues derived from software maintenance and support services involve primarily annual contracts and are recognized ratably over the service period. Revenues related to installation and training are recognized as services are provided.

     Deferred revenues generally represent advance payments received from customers and billings invoiced to customers for software maintenance and support services billed in advance of the time revenues are recognized.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

  Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using accelerated methods over the shorter of the estimated useful life or lease term. The estimated useful lives of the assets are as follows:

Computer equipment and purchased software...................  3-5 years
Furniture and office equipment..............................  5-7 years
Automobiles.................................................  3-5 years
Leasehold improvements......................................    5 years

  Computation of Net Income (Loss) Per Share and Proforma Net Income (Loss) Per Share

     The Company has presented net income (loss) per share pursuant to SFAS No. 128, Earnings Per Share, and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the effective date of the initial public offering ("IPO"), are required to be included in the calculation of basic and diluted net income (loss) per share, as if they were outstanding for all periods presented. The Company has not had any such issuances or grants for nominal consideration.

     Pro forma net income (loss) per share is computed on the same basis described above using pro forma net income. Pro forma net income is actual net income adjusted for pro forma income tax expense (benefits) as described in notes 1 and 12.

     Following is a reconciliation between basic and diluted shares for the purposes of calculating the basic and diluted earnings per share in the accompanying financial statements.

                                        DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    JUNE 30,
                                            1996            1997            1998          1999
                                        ------------    ------------    ------------    ---------
Shares used in the calculation of net
  earnings (loss) per share:
Basic shares outstanding..............   3,201,744       3,261,813       3,261,813      3,218,520
Effect of dilutive securities:
  Options granted.....................     232,659         470,955              --             --
                                         ---------       ---------       ---------      ---------
Fully diluted shares outstanding......   3,434,403       3,732,768       3,261,813      3,218,520
                                         =========       =========       =========      =========

     Potentially dilutive securities include stock options (Note 8), stock warrants (Note 10) and Series A redeemable convertible preferred stock (Note 7).

  Research and Development Costs

     Research and development costs are expensed as incurred. Costs incurred subsequent to establishing technological feasibility, in the form of a working model, are capitalized and amortized over their estimated useful lives. To date, software development costs incurred after technological feasibility has been established have not been material.

  Income Taxes

     For Federal and state income tax purposes, until June 16, 1999 the shareholders of the Company elected that the earnings of the Company be taxed under the S corporation provisions of the Internal Revenue Code. As a result of this election, the Company has not provided for Federal or state income tax

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

expense or any deferred income taxes as earnings are passed through to, and the related income tax liabilities become the individual responsibility of, the shareholders of the Company.

     On June 16, 1999, the Company's S corporation status terminated upon closing of the Series A Preferred Stock sale.

     Subsequent to June 16, 1999, income taxes were accounted for under the asset and liability method. In accordance with the asset and liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

  Stock Compensation Plan

     The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees and complies with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, which encourages entities to recognize as compensation expense over the vesting period the fair value of all stock-based awards on the date of grant. Under APB No. 25, compensation cost, if any, for fixed plan accounting, is recognized over the respective vesting period based on the difference, on the date of grant, between the fair value of the Company's common stock and the grant price.

  Comprehensive Income

     No statement of comprehensive income has been included in the accompanying financial statements since the results would not differ from the accompanying statements of operations or shareholders equity.

  Reclassifications

     Certain 1997 and 1996 amounts have been reclassified to conform to the classifications presented in the 1998 financial statements.

  Industry Segment

     On January 1, 1998 the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company operates and manages its business in one segment, that being a software and services provider to the network usage management market.

  Fair Value of Financial Instruments

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

     The fair value of each of the following instruments approximates their carrying value because of the short maturity of these instruments: cash; trade accounts receivable; accounts payable; accrued expenses and other liabilities.


     The fair value of the Company's long-term debt and redeemable stock purchase warrant are estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

debt instruments of comparable maturities by the Company's bankers. The carrying values approximate fair values at December 31, 1998.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal years beginning after June 15, 1999. Subsequently, the effective date was deferred until June 15, 2000. The Company is in the process of evaluating this pronouncement and will adopt it upon its effective date.

     In December 1998, the AICPA issued SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions. This SOP amends SOP No. 97-2 to, among other matters, require recognition of revenue using the "residual method" in circumstances outlined in the SOP. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP No. 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. SOP No. 98-9 is effective for fiscal years beginning after March 15, 1999. The Company does not believe that the adoption of SOP No. 98-9 will have a material effect on its revenue recognition.

  (c) Stock Split


     On September 2, 1999, the Company consummated a three-for-one stock split in the form of a stock dividend. The information in the accompanying financial statements has been retroactively restated to reflect the effects of the stock split.


2.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                                   JUNE 30,
                                                    DECEMBER 31,   DECEMBER 31,      1999
                                                        1997           1998       (UNAUDITED)
                                                    ------------   ------------   -----------
Computer equipment and purchased software.........   $1,191,794     $1,450,933    $1,584,265
Furniture and office equipment....................      278,411        321,941       340,333
Automobiles.......................................       21,638             --            --
Leasehold improvements............................       91,553        101,295       110,614
                                                     ----------     ----------    ----------
                                                      1,583,396      1,874,169     2,035,212
Less accumulated depreciation and amortization....      953,673      1,283,259     1,437,845
                                                     ----------     ----------    ----------
                                                     $  629,723     $  590,910    $  597,367
                                                     ==========     ==========    ==========

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

3.  ACCRUED EXPENSES AND OTHER LIABILITIES

     Accrued expenses and other liabilities consist of the following:

                                                DECEMBER 31,    DECEMBER 31,     JUNE 30,
                                                    1997            1998           1999
                                                ------------    ------------    -----------
                                                                                (UNAUDITED)
Personnel related accruals....................    $543,184        $496,316      $  595,504
Other accruals................................     190,025         272,547         749,319
                                                  --------        --------      ----------
                                                  $733,209        $768,863      $1,344,823
                                                  ========        ========      ==========

4.  NOTE PAYABLE TO BANK

     On June 1, 1998, the Company increased its credit facility from $500,000 to $750,000. Originally issued in December 1996, the credit facility is with a commercial bank, bears interest at the prime rate plus 1 1/4%, (9% at December 31, 1998) and matures on May 31, 1999. The Company extended its line of credit under similar terms and conditions through November 1999. The credit facility is secured by substantially all assets of the Company. No amounts were outstanding at December 31, 1997 and June 30, 1999. At December 31, 1998, $80,000 was outstanding on this facility.

     The terms of this facility also require that the Company maintain a financial ratio with respect to current assets to current liabilities and certain other covenants. At December 31, 1998 and June 30, 1999, the Company was in compliance with these covenants.

5.  NOTE PAYABLE

     In March 1998, the Company obtained $1 million from the issuance of a secured promissory note. The proceeds of the note provided working capital for the Company's continued product development activities. At December 31, 1998 and June 30, 1999, the balance outstanding, net of an unaccreted discount of $91,690 and $70,528, totaled $908,310 and $929,472.

     Interest is payable monthly at 14% until maturity, which occurs in March 2003. The note is secured by substantially all of the assets of the Company and is subordinated to the note payable to bank. The terms of this facility contain numerous covenants and restrictions including, but not limited to, restrictions on the Company from paying dividends and from entering into certain transactions without permission from the lender.

6.  NOTES RECEIVABLE FROM SHAREHOLDERS

     In 1997 and prior years, the Company issued shares of common stock for options that were exercised under the terms of the Company's Stock Incentive Plan. Upon exercise, the Company received cash and full recourse promissory notes payable to the Company secured by this common stock. The notes accrue interest at 110% of the Long-Term Applicable Federal Rate, as adjusted each January 1, and are due at variable dates through 2007. In addition, funds were advanced to certain shareholders in 1997 and prior years. The shareholders have signed promissory notes for the advanced funds which are due on demand. On June 16, 1999 Telemate.Net declared distributions totaling $269,991, of which $265,272 was effectively paid by reduction in the outstanding notes receivable from shareholders and $4,719 was paid in cash. The notes bear interest at rates ranging from 6.00% to 7.11%. Total accrued interest on the notes from shareholders was $20,191, $43,065 and $21,366 at December 31, 1997 and 1998 and June 30, 1999, respectively.

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

7.  SHAREHOLDERS' EQUITY

(a)  Amendment to the Articles of Incorporation

     Effective June 16, 1999 the articles of incorporation of the Company were amended whereby the amount of common stock authorized for issuance was increased from 10 million shares to 100 million shares. Additionally, the articles of incorporation were amended whereby 20 million shares of preferred stock with a par value of $.01 per share were authorized, part or all of which shares of Preferred Stock will be established and designated from time to time by the Board of Directors in such series and with such preferences, limitations and relative rights as may be determined by the Board of Directors. The accompanying financial statements reflect the amended authorized shares as though authorized as of December 31, 1995. Of the preferred shares authorized, the Series A Redeemable Convertible Preferred Stock (Preferred Stock) was established and has many rights and privileges, including but not limited to those included herein. The Series A Redeemable Convertible Preferred Stock is convertible into three shares of common stock for each share of preferred, subject to change, at any time subsequent to closing and is automatically convertible upon the completion of a qualified registered public offering.

(b)  Common Stock

     On June 8, 1999, the Company entered into an asset purchase agreement whereby the Company issued 18,000 shares of common stock in exchange for a software product from an unrelated party. The purchase was valued at $120,000 based on the estimated fair value of common stock at the time of the transaction. The seller has certain rights, privileges and restrictions, including but not limited to, piggyback registration rights. An additional 12,000 shares were placed in escrow to be released only upon the Company's acceptance of an additional version of the software product; upon acceptance and release of the escrow shares, the Company will record the additional product costs based upon the fair value of the Company's common stock at that time.

     On June 16, 1999, the Company purchased and retired an aggregate of 600,000 shares of common stock from two principal shareholders, one of which is a Director, for $4,000,000.

     On June 21, 1999, the Company sold 75,000 shares of common stock to a prospective board member for $500,000 in total proceeds. The purchaser has certain rights, including but not limited to, registration rights and piggyback rights.

(c)  Sale of Series A Redeemable Convertible Preferred Stock

     On June 16, 1999, the Company issued 300,000 shares of Series A redeemable convertible preferred stock for cash totaling $6,000,000 ($5,950,000 after estimated expenses of $50,000).

     The holders of Preferred Stock shall be entitled to receive a 12% accruing dividend, compounded annually, payable only upon liquidation or redemption. Holders of the Preferred Stock shall also be entitled to participate equally (on an as-converted basis) in any cash dividends paid to any other class of equity securities of the Company. The Preferred Stock is voting, and the holders of the Preferred Stock are entitled to representation by two board members. The holders of Preferred Stock also have the right of first refusal for sale of additional shares.

     At any time on or after March 31, 2004, holders of a majority of the outstanding shares of Preferred Stock may elect to have the Company redeem all of the then outstanding shares of Preferred Stock for an amount per share equal to the greater of (i) the original purchase price plus all accrued and unpaid dividends or (ii) the fair market value of the securities on the date the redemption election is made.

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

     The holders of the Preferred Stock have demand and demand piggyback registration rights. In addition, the holders of Preferred Stock as well as certain common stock shareholders are parties to a shareholder agreement which, among other things, grants the Company and certain principal shareholders the right of first refusal to purchase additional shares. Upon an IPO the preferred stock will automatically convert to common stock and the shareholder agreement will be automatically terminated.

     The Company is also restricted from entering into certain transactions without previous consent of the holders of all or a majority of the Preferred Stock (or common shares upon conversion to common stock) including, but not limited to, issuing additional shares of Preferred Stock or to sell, assign, lease or otherwise dispose of twenty-five percent (25%) or more of its assets.

     As part of the Series A Preferred Stock sale, an executive and the principal stockholder became a party to a non-compete agreement.

8.  STOCK INCENTIVE PLAN

     The Company has a Stock Incentive Plan (the "Plan"), under which the Board of Directors is authorized to grant selected employees, including officers, options to purchase the Company's common stock. Options granted pursuant to the Plan are exercisable for shares of common stock at a price not less than 100% of the fair market value on the date of grant. In July 1998, the number of shares of common stock reserved for issuance under the Plan was increased by 300,000 to an aggregate of 3,300,000 shares. On May 18, 1999 the number of shares of common stock reserved for issuance under the Plan was increased by 600,000 to an aggregate of 3,900,000 shares. The Plan provides for the grant of incentive stock options, nonqualified stock options, and restricted stock awards to selected employees. The stock options are vested and exercisable over a period determined by the Board of Directors not to exceed ten years after the date of grant.

     In June 1999, the Board of Directors and Shareholders approved the 1999 Stock Incentive Plan authorizing 1,000,000 options to acquire common stock; the shares are subject to adjustments based on various features.

     In 1996, 57,141 options were exercised at prices ranging from $.73 to $.81 per share. In 1997, 64,014 options were exercised at prices ranging from $.73 to $.87 per share. The exercise issuance price was $42,006 and $48,995 in 1996 and 1997, respectively. The optionees entered into notes (see note 6) in the amount of $39,294 and $44,041 payable to the Company for these purchases during the year ended December 31, 1996 and 1997, respectively. The notes accrue interest at 110% of the Long-Term Applicable Federal Rate, as adjusted and are due at variable dates through 2007. During 1998 and the six month period ended June 30, 1999, no options were exercised.

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

     A summary of stock option activity under the Stock Incentive Plan is as follows:

                                                                            WEIGHTED-
                                                                             AVERAGE
                                                              OUTSTANDING     PRICE
                                                                OPTIONS     PER SHARE
                                                              -----------   ---------
Options outstanding at December 31, 1995....................   1,756,350      $ .74
Options granted.............................................     652,500        .87
Options canceled............................................    (226,008)       .73
Options exercised...........................................     (57,141)       .74
                                                               ---------      -----
Options outstanding at December 31, 1996....................   2,125,701        .78
Options granted.............................................     714,000        .96
Options canceled............................................     (63,000)       .89
Options exercised...........................................     (64,014)       .77
                                                               ---------      -----
Options outstanding at December 31, 1997....................   2,712,687        .82
Options granted.............................................     674,025        .96
Options canceled............................................    (458,025)       .91
Options exercised...........................................          --         --
                                                               ---------      -----
Options outstanding at December 31, 1998....................   2,928,687        .84
                                                               ---------      -----
Options granted.............................................     597,000       6.67
Options canceled............................................    (110,832)      2.20
Options exercised...........................................          --         --
                                                               ---------      -----
Options outstanding at June 30, 1999........................   3,414,855       1.85
                                                               =========      =====
Options exercisable at June 30, 1999........................   2,255,355        .81
                                                               =========      =====
Options available for grant at June 30, 1999................   1,223,332
                                                               =========

     At December 31, 1998 and June 30, 1999, the range of exercise prices and weighted-average remaining contractual life of the outstanding options were $.73 to $.96 and 6.98 years and $.73 to $6.67 and 7.60 years, respectively.

     The weighted-average fair value of options granted during the year ended December 31, 1996, 1997, and 1998 and the six months ended June 30, 1999 was $.30, $.32, $.32, and $1.86, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model (excluding a volatility assumption) with the following weighted-average assumptions used for grants during 1996, 1997, 1998, and the six months ended June 30, 1999: expected dividend yield of 0%; expected lives of six years; risk-free interest rate of 6.77%, 6.54%, 5.25% and 5.75% for 1996, 1997, and
1998, and the six months ended June 30, 1999, respectively.

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for its stock option plans because the exercise price of the option equals or exceeds the fair value of the underlying stock at the date of grant. Had compensation costs for the Company's stock-based compensation plan been determined in accordance with SFAS No. 123, the Company's net income (loss) would have been increased to the pro forma amounts indicated below:

                                                                                 SIX MONTHS ENDED
                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,       JUNE 30,
                                        1996           1997           1998             1999
                                    ------------   ------------   ------------   ----------------
Net income (loss):
  As reported.....................    $136,097       $38,191      $(1,305,760)     $(1,275,979)
  Pro forma.......................      91,030       (48,421)      (1,433,334)      (1,700,995)
Basic net income (loss) per common
  share
  As reported.....................         .04           .01             (.40)            (.40)
  Pro forma.......................         .03          (.01)            (.43)            (.53)
Diluted earnings (loss) per common
  share
  As reported.....................         .04           .01             (.40)            (.40)
  Pro forma.......................         .03          (.01)            (.43)            (.53)

(9)  COMMITMENTS

(a)  Leases

     In the ordinary course of business, the Company enters into noncancelable operating lease agreements for its office facilities. Management expects that, as these lease agreements expire, they will be renewed or replaced by similar operating lease agreements. Rental expense under the operating leases was $161,504, $263,045, $324,035 and $207,176 for the years ended December 31, 1996,
1997 and 1998 and the six months ended June 30, 1999, respectively. During 1998, the Company modified its existing lease contract to assume additional rental space. The lease term for the entire facility is through September 2003. The future minimum annual lease payments under the noncancelable operating lease agreements with remaining terms greater than one year for the next five years and in the aggregate are as follows:

YEARS ENDING DECEMBER 31,
-------------------------
1999........................................................  $  412,104
2000........................................................     426,536
2001........................................................     441,470
2002........................................................     456,913
2003........................................................     352,109
                                                              ----------
                                                              $2,089,132
                                                              ==========

(b)  Employee Benefit Plan

     Effective January 1, 1993, the Company adopted the Telemate Software 401(k) Savings and Investment Plan (the "401(k) Plan"). In order to participate in the 401(k) Plan, employees must be at least 21 years of age and have completed 90 days of service. The terms of the 401(k) Plan allow employees to contribute up to 20% of pretax compensation up to the maximum allowed under Internal Revenue Service ("IRS") regulations. The Company may make discretionary matching contributions up

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

to the maximum allowed under IRS regulations. In addition, the Company may make a discretionary profit-sharing contribution to the 401(k) Plan. The discretionary matching and profit-sharing contributions vest at the rate of 20% per year. For the years ended December 31, 1996, 1997, and 1998 and the six months ended June 30, 1999, the Company made discretionary matching contributions of $56,499, $44,585, $72,571 and $34,144, respectively, to the Plan. The Company did not make any discretionary profit sharing contributions during 1996, 1997 or 1998.

(c)  Royalty Agreements

     The Company has royalty agreements whereby royalties are paid to vendors for the use of the vendor's software in conjunction with the Company's products.

(10)  REDEEMABLE STOCK PURCHASE WARRANT

     In connection with the $1 million note payable described in note 5, in March 1998, the Company issued a warrant for the purchase of common stock at an exercise price of $.003 per share. Under the stock purchase warrant, the number of shares issuable upon exercise increases over time if the note payable remains outstanding as follows:

                                                               COMMON SHARES AVAILABLE
                                                                  FOR ISSUANCE UPON
                                                                 EXERCISE OF WARRANT
DATE                                                            (SUBJECT TO INCREASE)
----                                                          -------------------------
March 27, 1998..............................................            60,606
March 27, 1999..............................................           122,448
March 27, 2000..............................................           185,568
March 27, 2001..............................................           250,002
March 27, 2002..............................................           315,792

     The warrant may be exercised at any time from the grant date until May 31, 2003.

     The terms of the stock purchase warrant include many rights and privileges in favor of the lender, including but not limited to, antidilution rights, certain registration rights and put rights for cash for a period of 30 days immediately prior to the expiration thereof at a price equal to the fair market value of the common stock issuable to the holder upon exercise, as defined. In accordance with Emerging Issues Task Force No. 96-13, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, the Company estimated the fair value of the warrant at the date of issuance. The Company anticipates repaying the indebtedness in February 2000; accordingly, the Company is currently amortizing the initial fair value of the warrant to the extent of 122,448 shares, or $123,428, over 23 months as additional interest cost. The Company will continually revise the warrant to fair value with changes in fair value reported in interest expense. At June 30, 1999, the fair value was $6.67 per share, as determined by Black-Scholes, and accordingly, the Company increased the redeemable stock purchase warrant and recorded a charge of $734,000 to interest expense in the six months ended June 30, 1999.

     On June 14, 1999, the warrant issued by the Company was amended whereby the number of shares available for exercise at certain dates were revised. The amendment stipulates that, so long as the note remains outstanding, so long as a certain redemption of shares has occurred and an Initial Public Offering

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

("IPO") meeting certain criteria has not occurred, the number of shares available for exercise will increase as follows:

                                                               COMMON SHARES AVAILABLE
                            DATE                              UPON EXERCISE OF WARRANTS
                            ----                              -------------------------
March 27, 2000..............................................           282,723
March 27, 2001..............................................           417,111
March 27, 2002..............................................           557,376

     The amendment provides that the future number of shares available for exercise will remain unchanged from the original agreement if an IPO meeting certain criteria does take place by March 30, 2000 and the note remains outstanding.

     Concurrently with the amendment to the warrant, a waiver agreement between the warrant holder and the Company was executed whereby the warrant holder agreed to waive its right to put the warrant back to the Company upon the closing of an IPO.

(11)  UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The unaudited pro forma amounts included in the accompanying pro forma balance sheet as of June 30, 1999, reflect the following unaudited pro forma adjustments:

     - Reclassification of the redeemable stock purchase warrant to additional paid-in capital, which will occur on the IPO date since the holder of the warrant agreed to rescind the put right upon IPO, including additional charge for interest expense of $775,000 due to a change in the fair market value of the redeemable stock purchase warrant assuming the IPO occurred June 30, 1999 at an assumed offering price of $13.00

     - Conversion of the Series A redeemable convertible preferred stock to common stock.

(12)  UNAUDITED PRO FORMA AND ACTUAL UNAUDITED INCOME TAXES

     The unaudited pro forma provision for income taxes reflects the income tax expense (benefit) that would have been reported if the Company had been a C Corporation prior to June 16, 1999. The components of unaudited pro forma income taxes are as follows:

                                                                                       JANUARY 1,
                                                                                        THROUGH
                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    JUNE 16,
                                              1996           1997           1998          1999
                                          ------------   ------------   ------------   ----------
Pro forma income taxes:
  Current:
     Federal............................    $ 81,811       $ (3,325)      $  9,347      $ (9,347)
     State..............................      16,189           (675)         3,653        (3,653)
                                            --------       --------       --------      --------
          Total current.................      98,000         (4,000)        13,000       (13,000)
                                            --------       --------       --------      --------
  Deferred:
     Federal............................          --             --             --            --
     State..............................          --             --             --            --
                                            --------       --------       --------      --------
          Total deferred................          --             --             --            --
                                            --------       --------       --------      --------
          Total pro forma income
            taxes.......................    $ 98,000       $ (4,000)      $ 13,000      $(13,000)
                                            ========       ========       ========      ========

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

     The following table reconciles the expected corporate federal income taxes (computed by multiplying the Company's income before income taxes by 34%) to the Company's unaudited pro forma provision for (benefit from) income taxes:

                                                                                      JANUARY 1,
                                                                                        THROUGH
                                                                                       JUNE 16,
                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,      1999
                                             1996           1997           1998       (UNAUDITED)
                                         ------------   ------------   ------------   -----------
Expected pro forma provision for
  (benefit from) income taxes..........    $ 46,273       $ 12,984      $(443,958)     $(445,228)
State income taxes, net of federal tax
  effect...............................      10,685           (446)         2,411         (2,411)
Permanent differences..................       5,959          4,023         51,312        259,567
Change in valuation allowance..........      54,407        (30,504)       486,289        194,074
Other, net.............................     (19,324)         9,943        (83,054)       (19,002)
                                           --------       --------      ---------      ---------
                                           $ 98,000       $ (4,000)     $  13,000      $ (13,000)
                                           ========       ========      =========      =========

     On June 16, 1999, the Company converted to a C corporation for income tax purposes. In connection with the change in income tax status to a C corporation, the Company recorded the following additional entries on June 16, 1999:

     - Reclassified the accumulated deficit totaling approximately $296,068 on this date to additional paid in capital which represented undistributed estimated losses during the S corporation period limited to the amount of paid in capital.

     - Established net deferred income tax asset/liability since the Company has assumed the income tax basis on its assets and liabilities. No net amount was recorded since the deferred tax assets are fully reserved.

     The accompanying statements of income (loss) for each of the years in the three years ended December 31, 1998 and the six months ended June 30, 1998 and the period from January 1, 1999 through June 16, 1999, reflect provisions for income taxes on an unaudited pro forma basis, using the asset and liability method, as if the Company had been a C corporation, fully subject to federal and state income taxes. There was no income tax expense for the 14 day period ended June 30, 1999.

                          TELEMATE.NET SOFTWARE, INC.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

     The tax effects of temporary differences that give rise to significant portions of the unaudited deferred income tax assets and liability as of June 30, 1999, are presented below:

                                                               AS OF
                                                              JUNE 30,
                                                                1999
                                                              --------
Deferred income tax assets:
  Allowance and deferrals...................................  $152,471
  Accrued bonuses and vacation pay..........................   107,631
  Research and development capitalization...................   632,664
  Depreciation..............................................     1,395
                                                              --------
     Gross deferred income tax assets.......................   894,161
                                                              --------
Valuation allowance.........................................   724,083
                                                              --------
  Net deferred income tax assets............................   170,078
Pro forma deferred income tax liability:
  Amortization..............................................   170,078
                                                              --------
  Deferred income tax liability.............................   170,078
                                                              --------
  Net deferred income tax asset (liability).................  $     --
                                                              ========


(13)  SUBSEQUENT EVENTS (UNAUDITED)



     Subsequent to June 30, 1999 the Company granted approximately 303,000 stock options. Of such options, 4,455 were granted at an exercise price of $6.67 per share and the remaining options were granted at an exercise price of $11.50 per share. The options issued at $6.67 per share will result in a compensation charge totaling approximately $21,000, which will be expensed over the vesting period. These options vest over periods ranging from 2 to 3 years.

                               Telemate.net logo

                                    PART II

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.........  $ 16,700
National Association of Securities Dealers, Inc. fee........  $  6,500
Nasdaq Stock Market listing fee.............................  $ 70,000
Accountants' fees and expenses..............................  $350,000
Legal fees and expenses.....................................  $150,000
Transfer Agent's fees and expenses..........................  $  2,000
Printing and engraving expenses.............................  $150,000
Miscellaneous...............................................  $  4,800
                                                              --------
          Total expenses....................................  $750,000

---------------

* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Amended and Restated Articles of Incorporation provide that the liability of the directors for monetary damages shall be eliminated to the fullest extent permissible under the Georgia Business Corporation Code (the "GBCC") and that we may indemnify our officers, employees and agents to the fullest extent permitted under the GBCC.

     Telemate.Net's Amended and Restated Bylaws provide that we must indemnify our directors against all liabilities to the fullest extent permitted under the GBCC and that we must advance all reasonable expenses incurred in a proceeding in which the director was either a party or a witness because he or she was a director.

     The GBCC provides that, in general, a corporation may indemnify an individual who is or was a party to any proceeding (other than action by, or in the right of, such corporation) by reason of the fact that he or she is or was a director of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided specified standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the GBCC provides that, in general, a company may indemnify an individual who was or is a party to any such proceeding by reason of the fact that he or she is or was a director of the corporation against reasonable expenses incurred in connection with such proceeding, if it is determined that the director has met the relevant standard of conduct. To the extent that any directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the GBCC provides that a corporation is required to indemnify such officers or directors against reasonable expenses incurred in connection therewith. The GBCC further provides, in general, for the advancement of reasonable expenses incurred by a director who is a party to a proceeding if the director furnishes the corporation (1) a written affirmation of his or her good faith belief that he or she has met the standard of conduct under the GBCC or that the proceeding involves conduct for which liability has been eliminated under the corporation's articles of incorporation; and (2) a written undertaking to repay any advances if it is ultimately determined that he or she is not entitled to indemnification. In addition, the GBCC provides for the indemnification of officers, employees and agents under other circumstances.

     Section 7(c) of the Underwriting Agreement filed as Exhibit 1.1 hereto also contains provisions pursuant to which our officers, directors and controlling persons may be entitled to be indemnified by the underwriters named therein.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, we have issued the securities set forth below that were not registered under the Securities Act of 1933:


     (1) Since September 1, 1996, we have issued stock options under our Stock Incentive Plan and 1999 Stock Incentive Plan to purchase an aggregate of 2,586,971 shares of our common stock. Since September 1, 1996, we have issued a total of 165,045 shares of our common stock pursuant to the exercise of options at a weighted average exercise price of $0.86 per share. The options were granted and the shares were issued upon the exercise of options in reliance on Rule 701 of the Securities Act.


     (2) On March 27, 1998, we issued a warrant to purchase shares of our common stock to Sirrom Investments, Inc. pursuant to our loan agreement with Sirrom Investments. The number of shares issuable pursuant to the exercise of this warrant increases on the anniversary date of the warrant each year that the loan remains outstanding up to May 31, 2003. Under the warrant, as amended on June 14, 1999, a maximum of 557,376 shares may be issued under the warrant at an exercise price of $0.003 per share. Currently, 122,448 shares of our common stock are issuable under the warrant. We issued this warrant in reliance on Rule 4(2) of the Securities Act.

     (3) On June 8, 1999, we issued 30,000 shares of our common stock, valued at $6.67 per share, to James A. Myers in connection with our purchase of intellectual property rights owned by Mr. Myers. We sold these shares in reliance on Regulation D, Rule 506, of the Securities Act.

     (4) On June 16, 1999, we issued 300,000 shares of our Series A Preferred Stock to LiveOak Equity Partners, L.P., Noro-Moseley Partners IV, L.P., and Noro-Moseley Partners IV-B, L.P. at $20.00 per share, for an aggregate purchase price of $6.0 million. These shares will be converted into 900,000 shares of our common stock concurrently with this offering. We sold these shares in reliance on Regulation D, Rule 506, of the Securities Act.

     (5) On June 21, 1999, we issued 75,000 shares of our common stock to James
C. Davis at $6.67 per share, for an aggregate purchase price of $500,000. We sold these shares in reliance on Regulation D, Rule 506, of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. The following is a list of exhibits filed as part of this registration statement:


EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
 1.1*      --         Form of Underwriting Agreement.
 3.1**     --         Amended and Restated Articles of Incorporation of the
                      Registrant.
 3.3**     --         Amended and Restated Bylaws of the Registrant.
 4.1**     --         See Exhibits 3.1 and 3.2 for provisions of the Amended and
                      Restated Articles of Incorporation and Amended and Restated
                      Bylaws of the Registrant defining rights of the holders of common stock of the Registrant.
 4.2***    --         Specimen Stock Certificate.
 5.1*      --         Opinion of Morris, Manning & Martin, L.L.P., Counsel to the
                      Registrant, as to the legality of the shares being
                      registered.
10.1**     --         Form of Employment Agreement for Officers and Key Employees.
10.2**     --         Lease Agreement, dated January 28, 1992, between KGE
                      Associates, LP and Complementary Solutions, Inc.
10.3**     --         First Amendment to Lease, dated June 11, 1993, between KGE
                      Associates, LP and Complementary Solutions, Inc.
10.4**     --         Second Amendment to Lease, dated June 22, 1994, between KGE
                      Associates, LP and Complementary Solutions, Inc.
10.5**     --         Third Amendment to Lease, dated March 30, 1995, between KGE
                      Associates, LP and Complementary Solutions, Inc.
10.6**     --         Fourth Amendment to Lease, dated June 14, 1996, between KGE
                      Associates, LP and Telemate Software, Inc.

EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
10.7**     --         Fifth Amendment to Lease, dated July 26, 1996, between KGE
                      Associates, LP and Telemate Software, Inc.
10.8**     --         Sixth Amendment to Lease, dated August 2, 1996, between KGE
                      Associates, LP and Telemate Software, Inc.
10.9**     --         Seventh Amendment to Lease, dated July 16, 1998, between KGE
                      Associates, LP and Telemate Software, Inc.
10.10**    --         Telemate Software, Inc. Stock Incentive Plan.
10.11**    --         Employment Agreement, dated June 16, 1999, between Richard
                      L. Mauro and Telemate.Net Software, Inc.
10.12**    --         Employment Agreement, dated June 16, 1999, between David H.
                      Couchman and Telemate.Net Software, Inc.
10.13**    --         Telemate.Net Software, Inc. 1999 Stock Incentive Plan.
10.14**    --         Amendment to Telemate Software, Inc. Stock Incentive Plan.
23.1*      --         Consent of KPMG LLP.
23.2*      --         Consent of Morris, Manning & Martin, L.L.P. (included in
                      Exhibit 5.1).
24.1**     --         Powers of Attorney (included on signature page).
27.1**     --         Financial Data Schedule (for SEC use only).
99.1*      --         Consent of Murali Anantharaman.
99.2*      --         Affidavit of Telemate.Net Software, Inc. regarding consent of James C. Davis.
99.3*      --         Consent of J. Lawrence Bradner.


---------------

  * Filed herewith.

 ** Previously filed.

*** To be filed by amendment.

     (b) Financial Statement Schedules: Schedule I -- Valuation Accounts

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 2nd day of September, 1999.


                                          TELEMATE.NET SOFTWARE, INC.

                                          By:     /s/ RICHARD L. MAURO
                                            ------------------------------------
                                                      Richard L. Mauro
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                          *                            Chairman of the Board          September 2, 1999
-----------------------------------------------------
                  David H. Couchman

                /s/ RICHARD L. MAURO                   President, Chief Executive     September 2, 1999
-----------------------------------------------------  Officer and Director
                  Richard L. Mauro                     (Principal Executive Officer)

                          *                            Chief Financial Officer        September 2, 1999
-----------------------------------------------------  (Principal Financial and
                   Richard J. Post                     Accounting Officer)

              *By: /s/ RICHARD L. MAURO
  -------------------------------------------------
                  Richard L. Mauro
                  Attorney-in-Fact

                                                                      SCHEDULE I

                          TELEMATE.NET SOFTWARE, INC.

                                    VALUATION ACCOUNTS
                      YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                                    ADDITIONS
                                                       BALANCE AT   CHARGED TO                   BALANCE
                                                       BEGINNING    COSTS AND                    AT END
YEAR ENDED                                              OF YEAR      EXPENSES    DEDUCTIONS(1)   OF YEAR
----------                                             ----------   ----------   -------------   -------
December 31, 1996....................................   $    --      $71,709        $21,709      $50,000
December 31, 1997....................................    50,000       33,158         23,158       60,000
December 31, 1998....................................    60,000       62,349         27,349       95,000

---------------

(1) Write-offs of accounts receivable.